UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on July 2, 2015 (File No. 333-205433, File No. 333-205435 and File No. 333-205436) and on February 27, 2017 (File No. 333-216253).

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

●	references to "2019 Notes" refer to the 7.000% Senior Notes due 2019 in an aggregate principal amount of $255,000 thousand issued on November 17, 2014;

●	references to "Abengoa" refer to Abengoa, S.A., together with its subsidiaries or any of its subsidiaries independently considered, unless the context otherwise requires;

●
references to "Abengoa ROFO Assets" refer to all of the future contracted assets in renewable energy, conventional power, electric transmission and water of Abengoa that are in operation, and any other renewable energy, conventional power, electric transmission and water asset that is expected to generate contracted revenue and that Abengoa has transferred to an investment vehicle that are located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, and four additional assets in other selected regions, including a pipeline of specified assets that we expect to evaluate for future acquisition, for which Abengoa will provide us a right of first offer to purchase if offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them;

●
references to "ACBH" refer to Abengoa Concessoes Brasil Holding, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines and which is currently undergoing a restructuring process in Brazil;

●
references to "Annual Consolidated Financial Statements" refer to the audited annual consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein);

●
references to "2016 20-F" or "Annual Report" refer to the annual report on Form 20-F for the year ended December 31, 2016 and filed with the U.S. Securities and Exchange Commission on February 28, 2017;

●	references to "Asset Transfer" refer to the transfer of assets contributed by Abengoa prior to the consummation of our initial public offering through a series of transactions;

●	references to "Atlantica" refer to Atlantica Yield plc and, where the context requires, its consolidated subsidiaries;

●
references to "cash available for distribution" refer to the cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses;

●	references to "COD" refer to commercial operation date of the applicable facility;

●
references to "Consolidated Condensed Interim Financial Statements" refer to the quarterly consolidated condensed unaudited interim financial statements as of March 31, 2017 and 2016 and for the three-month period ended March 31, 2017 and 2016, including the related notes thereto, which form a part of this quarterly report;

●
references to "Credit Facility" refer to the amended and restated credit and guaranty agreement, dated June 26, 2015 entered into by us, as the borrower, the guarantors from time to time party thereto, HSBC Bank plc, as administrative agent, HSBC Corporate Trust Company (UK) Limited, as collateral agent, Bank of America, N.A., as global coordinator and documentation agent for the Tranche B facility, Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners for a Tranche A facility, and together with Barclays Bank plc as joint lead arranger and joint bookrunner and UBS AG, London Branch as joint bookrunner for the Tranche B facility;

●	references to "EMEA" refer to Europe, Middle East and Africa;

●	references to "EPC" refer to engineering, procurement and construction

●
references to "euro" or "€" are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time;

●	references to "Federal Financing Bank" refer to a U.S. government corporation by that name;

●	references to "Further Adjusted EBITDA" have the meaning set forth in Note 4 to the Consolidated Condensed Interim Financial Statements included in this quarterly report.

●
references to "gross capacity" or "gross MW" refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting by our percentage of ownership interest in such facility as of the date of this quarterly report;

●	references to "GW" refer to gigawatts;

●	references to "IFRS as issued by the IASB" refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	references to "ITC" refer to investment tax credits;

●	references to "ITC Cash Grants" refer to the tax credit cash grant issued by the U.S. Treasury;

●	references to "MW" refer to megawatts;

●	references to "MWh" refer to megawatt hours;

●
references to "New Money Tradeable Notes" refer to asset-backed notes issued by Abengoa as part of its restructuring plan.  The notes are super-senior in nature and are secured by a ring-fenced structure that consists of the pledge over the shares Abengoa owns in Atlantica and A3T, a cogeneration plant in Mexico ;

●
references to "Note Issuance Facility" refer to the senior secured note facility dated February 10, 2017, of up to €275 million (approximately $293 million), with U.S. Bank as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder;

●	references to "operation" refer to the status of projects that have reached COD (as defined above);

●	references to "PV" refer to photovoltaic;

●	references to "PPA" refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various offtakers;

●
references to "ROFO Agreement" refer to the agreement we entered into with Abengoa on June 13, 2014, as amended and restated on December 9, 2014, that provides us a right of first offer to purchase any of the Abengoa ROFO Assets offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them, as further amended and restated from time to time;

●
references to "Support Services Agreement" refer to the agreement we entered into with Abengoa on June 13, 2014, pursuant to which Abengoa and certain of its affiliates provide certain administrative and support services to us and some of our subsidiaries, which was terminated in the second quarter of 2016;

●	references to "U.K." refer to the United Kingdom;

●	references to "U.S." or "United States" refer to the United States of America; and

●	references to "we," "us," "our" and the "Company" refer to Atlantica Yield plc and its subsidiaries, unless the context otherwise requires.

Consolidated condensed statements of financial position as of March 31, 2017 and December 31, 2016

Amounts in thousands of U.S. dollars

	Note (1)	As of March 31, 2017	As of December 31, 2016
Assets
Non-current assets
Contracted concessional assets	6	8,909,158	8,924,272
Investments carried under the equity method	7	55,711	55,009
Financial investments	8&9	39,029	69,773
Deferred tax assets		209,350	202,891

Total non-current assets		9,213,248	9,251,945

Current assets
Inventories		16,160	15,384
Clients and other receivables	12	214,127	207,621
Financial investments	8	298,860	228,038
Cash and cash equivalents		589,392	594,811

Total current assets		1,118,539	1,045,854

Total assets		10,331,787	10,297,799

(1)	Notes 1 to 22 are an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of financial position as of March 31, 2017 and December 31, 2016

Amounts in thousands of U.S. dollars

	Note (1)	As of March 31, 2017	As of December 31, 2016
Equity and liabilities
Equity attributable to the Company
Share capital	13	10,022	10,022
Parent company reserves	13	2,243,403	2,268,457
Other reserves		60,383	52,797
Accumulated currency translation differences		(120,327)	(133,150)
Retained earnings	13	(377,179)	(365,410)
Non-controlling interest	13	124,592	126,395

Total equity		1,940,894	1,959,111

Non-current liabilities
Long-term corporate debt	14	660,525	376,340
Long-term project debt	15	5,071,537	4,629,184
Grants and other liabilities	16	1,602,639	1,612,045
Related parties	11	103,772	101,750
Derivative liabilities	9	345,359	349,266
Deferred tax liabilities		97,236	95,037

Total non-current liabilities		7,881,068	7,163,622

Current liabilities
Short-term corporate debt	14	7,397	291,861
Short-term project debt	15	338,712	701,283
Trade payables and other current liabilities	17	149,264	160,505
Income and other tax payables		14,452	21,417

Total current liabilities		509,825	1,175,066

Total equity and liabilities		10,331,787	10,297,799

(1)	Notes 1 to 22 are an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed income statements for the three-month periods ended March 31, 2017 and 2016

Amounts in thousands of U.S. dollars

		For the three-month period ended March 31,
	Note (1)
		2017	2016
Revenue	4	198,146	206,376
Other operating income		14,992	14,824
Raw materials and consumables used		(1,076)	(7,375)
Employee benefit expenses		(4,080)	(2,254)
Depreciation, amortization, and impairment charges	4	(76,876)	(77,160)
Other operating expenses	20	(54,415)	(59,024)

Operating profit		76,691	75,387

Financial income	19	320	67
Financial expense	19	(101,039)	(98,849)
Net exchange differences		141	(2,569)
Other financial income/(expense), net	19	4,278	(2,190)

Financial expense, net		(96,300)	(103,541)

Share of profit/(loss) of associates carried under the equity method		702	1,915

Profit/(loss) before income tax		(18,907)	(26,239)

Income tax	18	4,500	3,599

Profit/(loss) for the period		(14,407)	(22,640)

Loss/(profit) attributable to non-controlling interests		2,638	(3,366)

Profit/(loss) for the period attributable to the Company		(11,769)	(26,006)

Weighted average number of ordinary shares outstanding (thousands)	21	100,217	100,217

Basic earnings per share (U.S. dollar per share)	21	(0.12)	(0.26)

(1)	Notes 1 to 22 are an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of comprehensive income for the three-month periods ended March 31, 2017 and 2016

Amounts in thousands of U.S. dollars

	For the three-month period ended March 31,

	2017	2016
Profit/(loss) for the period	(14,407)	(22,640)
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	(8,240)	(84,794)
Currency translation differences	13,862	58,217
Tax effect	2,903	19,016

Net income/(expenses) recognized directly in equity	8,525	(7,561)

Cash flow hedges	16,960	17,464
Tax effect	(4,240)	(4,365)

Transfers to income statement	12,720	13,099

Other comprehensive income/(loss)	21,245	5,538

Total comprehensive income/(loss) for the period	6,837	(17,102)

Total comprehensive (income)/loss attributable to non-controlling interest	1,803	(4,947)

Total comprehensive income/(loss) attributable to the Company	8,640	(22,049)

Consolidated condensed statements of changes in equity for the three-month periods ended March 31, 2017 and 2016

Amounts in thousands of U.S. dollars

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2016	10,022	2,313,855	24,831	(356,524)	(109,582)	1,882,602	140,899	2,023,501

Profit/(loss) for the three-month period after taxes	—	—	—	(26,006)	—	(26,006)	3,366	(22,640)
Change in fair value of cash flow hedges	—	—	(64,600)	—	—	(64,600)	(2,730)	(67,330)
Currency translation differences	—	—	—	—	54,555	54,555	3,662	58,217
Tax effect	—	—	14,002	—		14,002	649	14,651
Other comprehensive income	—	—	(50,598)	—	54,555	3,957	1,581	5,538

Total comprehensive income	—	—	(50,598)	(26,006)	54,555	(22,049)	4,947	(17,102)

Acquisition of non-controlling interest in Solacor 1&2 (a)	—	—	—	(4,031)	—	(4,031)	(15,894)	(19,925)

Balance as of March 31, 2016	10,022	2,313,855	(25,767)	(386,561)	(55,027)	1,856,522	129,952	1,986,474

Balance as of January 1, 2017	10,022	2,268,457	52,797	(365,410)	(133,150)	1,832,716	126,395	1,959,111

Profit/(loss) for the three-month period after taxes	—	—	—	(11,769)	—	(11,769)	(2,638)	(14,408)
Change in fair value of cash flow hedges	—	—	9,027	—	—	9,027	(307)	8,720
Currency translation differences	—	—	—	—	12,823	12,823	1,039	13,862
Tax effect	—	—	(1,441)	—	—	(1,441)	105	(1,337)
Other comprehensive income	—	—	7,586	—	12,823	20,409	836	21,245

Total comprehensive income	—	—	7,586	(11,769)	12,823	8,640	(1,803)	6,837

Dividend distribution	—	(25,054)	—	—	—	(25,054)	—	(25,054)

Balance as of March 31, 2017	10,022	2,243,403	60,383	(377,179)	(120,327)	1,816,302	124,592	1,940,894

(a)	See Note 5 for further details. Notes 1 to 22 are an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed cash flow statements for the three-month periods ended March 31, 2017 and 2016

Amounts in thousands of U.S. dollars

	For the three-month period ended March 31,
	2017	2016
I. Profit/(loss) for the period	(14,407)	(22,640)
Financial expense and non-monetary adjustments	156,090	154,262

II. Profit for the period adjusted by financial expense and non-monetary adjustments	141,683	131,622

III. Variations in working capital	(28,701)	(19,510)

Net interest and income tax paid	(26,610)	(27,613)

A. Net cash provided by operating activities	86,372	84,499

Investment in contracted concessional assets	(1,819)	(5,038)
Other non-current assets/liabilities	(13,363)	(15,614)
Acquisitions of subsidiaries	-	(19,071)
Other investments	(43,629)	-

B. Net cash used in investing activities	(58,811)	(39,723)

Proceeds from Project & Corporate debt	284,676	14,893
Repayment of Project & Corporate debt	(306,198)	(14,254)
Dividends paid to company´s shareholders	(14,672)	-

C. Net cash provided by/(used in) financing activities	(36,194)	639

Net increase/(decrease) in cash and cash equivalents	(8,633)	45,415

Cash and cash equivalents at beginning of the period	594,811	514,712

Translation differences in cash or cash equivalent	3,214	14,661

Cash and cash equivalents at end of the period	589,392	574,788

Notes to the Consolidated Condensed Interim Financial Statements

Note 1.- Nature of the business

Atlantica Yield plc (“Atlantica” or the “Company”) was incorporated in England and Wales as a private limited company on December 17, 2013 under the name Abengoa Yield Limited. On March 19, 2014, the Company was re-registered as a public limited company, under the name Abengoa Yield plc. On May 13, 2016, the change of the Company´s registered name to Atlantica Yield plc was filed with the Registrar of Companies in the United Kingdom.

Atlantica is a total return company that owns, manages and acquires renewable energy, conventional power, electric transmission lines and water assets focused on North America (the United States and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

The Company’s largest shareholder is Abengoa S.A. (“Abengoa”), which, based on the most recent public information, currently owns a 41.47 % stake in Atlantica. Effective December 31, 2015, Abengoa no longer controls the Company and therefore does not consolidate the Company in its consolidated financial statements anymore.

On June 18, 2014, Atlantica closed its initial public offering issuing 24,850,000 ordinary shares. The shares were offered at a price of $29 per share, resulting in gross proceeds to the Company of $720,650 thousand. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand.

Prior to the consummation of this offering, Abengoa contributed, through a series of transactions, which we refer to collectively as the “Asset Transfer,” ten concessional assets described below, certain holding companies and a preferred equity investment in Abengoa Concessoes Brasil Holding (“ACBH”), which is a subsidiary of Abengoa engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines. As consideration for the Asset Transfer, Abengoa received a 64.28% interest in Atlantica and $655.3 million in cash, corresponding to the net proceeds of the initial public offering less $30 million retained by Atlantica for liquidity purposes.

Atlantica’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

On February 28, 2017, the Company closed the acquisition of a 12.5% interest in a 114-mile transmission line in the U.S, from Abengoa. The asset will receive a Federal Energy Regulatory Commission (“FERC”) regulated rate of return, and is currently under development, with Commercial Operation Date (“COD”) expected in 2020.

The following table provides an overview of the concessional assets the Company owned as of March 31, 2017 (excluding the 12.5% interest in the transmission line in the U.S. acquired in February 2017):

Assets	Type	Ownership	Location	Currency(8)	Capacity (Gross)	Counterparty Credit Ratings(9)	COD	Contract Years Left (12)

Solana	Renewable (Solar)	100% Class B(1)	Arizona (USA)	USD	280 MW	A-/A3/BBB+	4Q 2013	27

Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BBB+/Baa1/A-	4Q 2014	23

Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2012 & 2Q 2012	21&20

Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	1Q 2012 & 1Q 2012	20

PS10/PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	BBB+/Baa2/BBB+	1Q 2007 & 2Q 2009	15&17

Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2011& 4Q 2011	20

Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2012& 3Q 2012	21

Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	BBB+/Baa2/BBB+	2Q 2010 & 2Q 2010& 3Q 2010	18&18&19

Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2013	22

Seville PV	Renewable (Solar)	80%(7)	Spain	Euro	1 MW	BBB+/Baa2/BBB+	3Q 2006	19

Kaxu	Renewable (Solar)	51%(4)	South Africa	Rand	100 MW	BB+/Baa2/BB+(10)	1Q 2015	18

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	2Q 2014	17

Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	4Q 2014	18

ACT	Conventional Power	100%	Mexico	USD	300 MW	BBB+/Baa3/ BBB+	2Q 2013	16

ATN	Transmission line	100%	Peru	USD	362 miles	BBB+/A3/BBB+	1Q 2011	24

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	1Q 2014	27

ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2Q 2015	16

Quadra 1	Transmission line	100%	Chile	USD	49 miles	Not rated	2Q 2014	18

Quadra 2	Transmission line	100%	Chile	USD	32 miles	Not rated	1Q 2014	18

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa2/BBB+	4Q 2007	21

Skikda	Water	34.2%(5)	Algeria	USD	3.5 M ft3/day	Not rated	1Q 2009	17

Honaine	Water	25.5%(6)	Algeria	USD	7 M ft3/ day	Not rated	3Q 2012	21

(1)
On September 30, 2013, Liberty Interactive Corporation invested $300,000 thousand in Class A membership interests in exchange for the right to receive between 54.06% and 61.20% of taxable losses and distributions until such time as Liberty reaches a certain rate of return, or the “Flip Date”, and 22.60% of taxable losses and distributions thereafter once certain conditions are met.

(2)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.

(3)	JGC, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.

(4)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

(5)	Algerian Energy Company, SPA owns 49% of Skikda and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 16.83%.

(6)	Algerian Energy Company, SPA owns 49% of Honaine and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 25.5%.

(7)	Instituto para la Diversificación y Ahorro de la Energía (“IDAE”), a Spanish state owned company, holds 20% of the shares in Seville PV.

(8)	Certain contracts denominated in U.S. dollars are payable in local currency.

(9)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.

(10)	Refers to the credit rating of the Republic of South Africa. The offtaker is Eskom, which is a state-owned utility company in South Africa.

(11)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.

(12)	As of December 31, 2016.

As disclosed in the Company´s Annual Report on Form 20- F for the year ended December 31, 2016 (the “2016 20- F”), Abengoa reported that on November 27, 2015, it filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa´s restructuring agreement, extending the terms of the agreement to those creditors who had not approved the restructuring agreement.

On February 3, 2017, Abengoa announced it obtained approval from creditors representing 94% of its financial debt after the supplemental accession period. On March 31, 2017 Abengoa announced the completion of the restructuring. As a result, Atlantica received Abengoa debt and equity instruments in exchange of the guarantee previously provided by Abengoa regarding the preferred equity investment in ACBH. In addition, the Company invested in Abengoa´s issuance of asset-backed notes (the “New Money 1 Tradable Notes”) in order to convert the junior status of the Abengoa debt received into senior debt (see note 8 and as explained in note 1 of the annual consolidated financial statements included in the 20-F as of December 31, 2016).

The financing arrangement of Kaxu contained as of December 31, 2016 cross-default provisions related to Abengoa, such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger defaults under such project financing arrangement. In March 2017, the Company signed a waiver which gives clearance to cross-default that might have arisen from Abengoa insolvency and restructuring up to that date, but does not extend to potential future cross-default events

The financing arrangement of Cadonal also contained cross-default provisions with Abengoa and a waiver was obtained in 2016, subject to certain conditions. The Company is working on meeting those conditions.

In addition, as of December 31, 2016 the financing arrangements of Kaxu, ACT, Solana and Mojave contained a change of ownership clause that would be triggered if Abengoa ceased to own at least 35% of Atlantica´s shares. Based on the most recent public information, Abengoa currently owns 41.47% of Atlantica shares and 41.44% of the outstanding shares of the Company have been pledged as guarantee of the New Money 1 Tradable Notes and loans. If Abengoa defaults on any of this or future financing arrangements, its lenders may foreclose on the pledged shares and, as a result, Abengoa could eventually own less than 35% of Atlantica´s outstanding shares (30% for Solana and Mojave).  As a result, the Company would be in breach of covenants under the applicable project financing arrangements. Additionally, if Abengoa sells, transfers or signs new financing arrangements considered a transfer of Atlantica shares, the Company could be as well in breach of covenants under the applicable project financing arrangements.

In the case of Solana and Mojave, a forbearance agreement was signed in 2016 with the U.S. Department of Energy, or the DOE, with respect to these assets covering reductions of Abengoa’s ownership resulting from (i) a court-ordered or lender-initiated foreclosure pursuant to the existing pledge over Abengoa’s shares of the Company that occurred prior to March 31, 2017, (ii) a sale or other disposition at any time pursuant to a bankruptcy proceeding by Abengoa, (iii) changes in the existing Abengoa pledge structure in connection with Abengoa’s restructuring process, aimed at pledging the shares under a new holding company structure, and (iv) capital increases by us. In the event of other reductions of Abengoa’s ownership below the minimum ownership threshold resulting from sales of shares by Abengoa, DOE remedies will not include debt acceleration, but DOE remedies available would include limitations on distributions to us from our subsidiaries. In addition, the minimum ownership threshold for Abengoa in us has been reduced from 35% to 30%.

In the case of Kaxu, in March 2017 the Company signed a waiver, which allows reduction of ownership by Abengoa below the 35% threshold if it is done in the context of the restructuring plan.

The Company is working on obtaining a waiver for ACT as well as full waiver for Solana and Mojave.

Additionally, on February 10, 2017, the Company issued senior secured notes (“the “Note Issuance Facility”) with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million (approximately $293 million as of March 31, 2017). The proceeds of the Note Issuance Facility were used to fully repay Tranche B under the Company´s Credit Facility, which was then canceled (see note 14).

These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of the Company on May 12, 2017.

Note 2.- Basis of preparation

The accompanying unaudited Consolidated Condensed Interim Financial Statements represent the consolidated results of the Company and its subsidiaries.

The Company entered into an agreement with Abengoa on June 13, 2014 (the “ROFO Agreement”), as amended and restated on December 9, 2014, that provides the Company with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, conventional power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East and Asia.

The Company elected to account for the assets acquisitions under the ROFO Agreement using the Predecessor values as long as Abengoa had control over the Company, given that these were transactions between entities under common control. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction has been reflected as an adjustment to equity.

Abengoa has not had control over the Company since December 31, 2015. Therefore, any acquisition from Abengoa is accounted for in the consolidated accounts of Atlantica Yield since December 31, 2015, in accordance with IFRS 3, Business Combination.

The Company’s annual consolidated financial statements as of December 31, 2016, were approved by the Board of Directors on February 24, 2017.

These Consolidated Condensed Interim Financial Statements are presented in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the three-month period ended March 31, 2017 and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2016. Therefore, the Consolidated Condensed Interim Financial Statements do not include all the information that would be required in complete consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these Consolidated Condensed Interim Financial Statements must be read together with Atlantica’s consolidated financial statements for the year ended December 31, 2016 included in the 2016 20-F.

In determining the information to be disclosed in the notes to the Consolidated Condensed Interim Financial Statements, Atlantica, in accordance with IAS 34, has taken into account its materiality in relation to the Consolidated Condensed Interim Financial Statements.

The Consolidated Condensed Interim Financial Statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated condensed interim financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

Certain prior period amounts have been reclassified to conform to the current period presentation.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2017 under IFRS-IASB, applied by the Company in the preparation of these Consolidated Condensed Interim Financial Statements:

•	IAS 7 (Amendment) ‘Disclosure Initiative’. Requirements for additional disclosures in order to provide users with improved financial information.

•	IAS 12 (Amendment) ‘Recognition for Deferred Tax for Unrealised Losses’. Clarification of recognition of deferred tax assets for unrealized losses.
The applications of these amendments have not had any material impact on these Consolidated Condensed Interim Financial Statements.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning after March 31, 2017:

•	IFRS 9 ’Financial Instruments’. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IFRS 15 ’Revenues from contracts with Customers’. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IFRS 15 (Clarifications) ’Revenues from contracts with Customers’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IFRS 16 ’Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted, but conditioned to the application of IFRS 15.

•
IFRS 2 (Amendment) ‘Classification and Measurement of Share-based Payment Transactions’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IFRS 4 (Amendment). Applying IFRS 9 ‘Financial Instruments’ with IFRS 4 ‘Insurance Contracts’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	Annual Improvements to IFRSs 2014-2016 cycles. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB.

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration. This Standard is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB.

•
IFRS 10 and IAS 28. Parent disposes of (or contributes) its controlling interest in a subsidiary to an existing associate or joint venture. Effective date beginning on or after a date to be determined by the IASB.

The Company does not anticipate any significant impact on the consolidated condensed financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning after March 31, 2017, although it is currently still in process of evaluating such application.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these Consolidated Condensed Interim Financial Statements, are as follows:

•	Contracted concessional agreements.

•	Impairment of intangible assets and property, plant and equipment.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these Consolidated Condensed Interim Financial Statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at March 31, 2017 are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the period in which the change occurs.

Note 3.- Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Finance and Compliance Departments, which are responsible for identifying and evaluating financial risks quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These Consolidated Condensed Interim Financial Statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 3 to Atlantica’s consolidated financial statements as of December 31, 2016.

Note 4.- Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating segments are based on the following geographies where the contracted concessional assets are located:

•	North America

•	South America

•	EMEA

Based on the type of business, as of March 31, 2017, the Company had the following business sectors:

Renewable energy: Renewable energy assets include two solar plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. The Company owns eight solar platforms in Spain: Solacor 1 and 2 with a gross capacity of 100 MW, PS10 and PS20 with a gross capacity of 31 MW, Solaben 2 and 3 with a gross capacity of 100 MW, Helioenergy 1 and 2 with a gross capacity of 100 MW, Helios 1 and 2 with a gross capacity of 100 MW, Solnova 1, 3 and 4 with a gross capacity of 150 MW, Solaben 1 and 6 with a gross capacity of 100 MW and Seville PV with a gross capacity of 1 MW. The Company also owns a solar plant in South Africa, Kaxu with a gross capacity of 100 MW. Additionally, the Company owns two wind farms in Uruguay, Palmatir and Cadonal, with a gross capacity of 50 MW each.

Conventional power: The Company´s sole conventional power asset is ACT, a 300 MW cogeneration plant in Mexico, which is party to a 20-year take-or-pay contract with Pemex for the sale of electric power and steam.

Electric transmission lines: Electric transmission assets include (i) three lines in Peru, ATN, ATS and ATN2, spanning a total of 1,012 miles; and (ii) three lines in Chile, Quadra 1, Quadra 2 and Palmucho, spanning a total of 87 miles.

Water: Water assets include a minority interest in two desalination plants in Algeria, Honaine and Skikda with an aggregate capacity of 10.5 M ft3 per day.

Atlantica’s Chief Operating Decision Maker (CODM) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Further Adjusted EBITDA as a measure of the performance of each segment. Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated financial statements, and compensation received from Abengoa in lieu of ACBH dividends.

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Further Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the three-month period ended March 31, 2017 Atlantica had one customer with revenues representing more than 10% of the total revenues in the conventional power business sector. In the three-month period ended March 31, 2016, Atlantica had two customers with revenues representing more than 10% of the total revenues, one in the renewable energy and one in the conventional power business sector.

a)	The following tables show Revenues and Further Adjusted EBITDA by operating segments and business sectors for the three-month periods ended March 31, 2017 and 2016:

	Revenue		Further Adjusted EBITDA
	For the three-months ended March 31,		For the three-months ended March 31,
	($ in thousands)
Geography	2017	2016	2017	2016
North America	60,952	65,232	54,753	51,212
South America	28,527	29,008	33,757	24,062
EMEA	108,667	112,136	75,439	77,274
Total	198,146	206,376	163,949	152,547

	Revenue		Further Adjusted EBITDA
	For the three-months ended March 31,		For the three-months ended March 31,
	($ in thousands)
Business sectors	2017	2016	2017	2016
Renewable energy	137,664	141,166	102,625	102,170
Conventional power	29,800	35,179	26,716	27,079
Electric transmission lines	24,165	23,530	30,459	19,410
Water	6,517	6,501	4,149	3,888
Total	198,146	206,376	163,949	152,547

The reconciliation of segment Further Adjusted EBITDA with the profit/(loss) attributable to the Company is as follows:

	For the three-month period ended March 31,
	2017	2016
Loss attributable to the Company	$(11,769)	(26,006)
(Loss)/Profit attributable to non-controlling interests	(2,638)	3,366
Income tax	(4,500)	(3,599)
Share of (profits)/losses of associates	(702)	(1,915)
Dividend from exchangeable preferred equity investment in ACBH (see Note 19)	10,383	-
Financial expense, net	96,300	103,541
Depreciation, amortization, and impairment charges	76,876	77,160

Total segment Further Adjusted EBITDA	$163,950	152,547

b)	The assets and liabilities by operating segments (and business sector) as of March 31, 2017 and December 31, 2016 are as follows:

Assets and liabilities by geography as of March 31, 2017:

	North America	South America	EMEA	Balance as of March 31, 2017
	($ in thousands)
Assets allocated
Contracted concessional assets	3,891,206	1,134,749	3,883,203	8,909,158
Investments carried under the equity method	-	-	55,711	55,711
Current financial investments	137,342	64,686	25,591	227,619
Cash and cash equivalents (project companies)	127,137	32,732	327,485	487,354
Subtotal allocated	4,155,685	1,232,167	4,291,990	9,679,842
Unallocated assets
Other non-current assets				248,379
Other current assets (including cash and cash equivalents at holding company level)				403,566
Subtotal unallocated				651,945
Total assets				10,331,787

	North America	South America	EMEA	Balance as of March 31, 2017
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,886,837	891,474	2,631,938	5,410,249
Grants and other liabilities	1,564,928	1,528	36,184	1,602,639
Subtotal allocated	3,451,765	893,002	2,668,122	7,012,888
Unallocated liabilities
Long-term and short-term corporate debt				667,922
Other non-current liabilities				546,367
Other current liabilities				163,716
Subtotal unallocated				1,378,005
Total liabilities				8,390,893
Equity unallocated				1,940,894
Total liabilities and equity unallocated				3,318,899
Total liabilities and equity				10,331,787

Assets and liabilities by geography as of December 31, 2016:

	North America	South America	EMEA	Balance as of December 31, 2016
	($ in thousands)
Assets allocated
Contracted concessional assets	3,920,106	1,144,712	3,859,454	8,924,272
Investments carried under the equity method	-	-	55,009	55,009
Current financial investments	136,665	62,215	29,158	228,038
Cash and cash equivalents (project companies)	185,970	40,015	246,671	472,656
Subtotal allocated	4,242,741	1,246,942	4,190,291	9,679,975
Unallocated assets
Other non-current assets				272,664
Other current assets (including cash and cash equivalents at holding company level)				345,160
Subtotal unallocated				617,824
Total assets				10,297,799

	North America	South America	EMEA	Balance as of December 31, 2016
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,870,861	895,316	2,564,290	5,330,467
Grants and other liabilities	1,575,303	1,512	35,230	1,612,045
Subtotal allocated	3,446,164	896,828	2,599,520	6,942,512
Unallocated liabilities
Long-term and short-term corporate debt				668,201
Other non-current liabilities				546,053
Other current liabilities				181,922
Subtotal unallocated				1,396,176
Total liabilities				8,338,688
Equity unallocated				1,959,111
Total liabilities and equity unallocated				3,355,287
Total liabilities and equity				10,297,799

Assets and liabilities by business sectors as of March 31, 2017:

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of March 31, 2017
	($ in thousands)
Assets allocated
Contracted concessional assets	7,239,843	649,906	922,049	97,360	8,909,158
Investments carried under the equity method	12,828	0	0	42,883	55,711
Current financial investments	19,985	132,321	64,686	10,627	227,619
Cash and cash equivalents (project companies)	446,339	16,721	11,079	13,215	487,354
Subtotal allocated	7,718,994	798,948	997,814	164,085	9,679,841
Unallocated assets
Other non-current assets					248,379
Other current assets (including cash and cash equivalents at holding company level)					403,567
Subtotal unallocated					651,946
Total assets					10,331,787

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of March 31, 2017
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	4,061,940	593,857	714,062	40,390	5,410,249
Grants and other liabilities	1,601,621	273	745	-	1,602,639
Subtotal allocated	5,663,561	594,130	714,807	40,390	7,012,888
Unallocated liabilities
Long-term and short-term corporate debt					667,922
Other non-current liabilities					546,367
Other current liabilities					163,716
Subtotal unallocated					1,378,005
Total liabilities					8,390,893
Equity unallocated					1,940,894
Total liabilities and equity unallocated					3,318,899
Total liabilities and equity					10,331,787

Assets and liabilities by business sectors as of December 31, 2016;

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of December 31, 2016
	($ in thousands)
Assets allocated
Contracted concessional assets	7,255,308	646,927	929,005	93,032	8,924,272
Investments carried under the equity method	12,953	-	-	42,056	55,009
Current financial investments	13,661	136,644	62,215	15,518	228,038
Cash and cash equivalents (project companies)	420,215	30,295	11,357	10,789	472,656
Subtotal allocated	7,702,137	813,866	1,002,577	161,395	9,679,975
Unallocated assets
Other non-current assets					272,664
Other current assets (including cash and cash equivalents at holding company level)					345,160
Subtotal unallocated					617,824
Total assets					10,297,799

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of December 31, 2016
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	3,979,096	598,256	711,517	41,598	5,330,467
Grants and other liabilities	1,611,067	239	739	-	1,612,045
Subtotal allocated	5,590,163	598,495	712,256	41,598	6,942,512
Unallocated liabilities
Long-term and short-term corporate debt					668,201
Other non-current liabilities					546,053
Other current liabilities					181,922
Subtotal unallocated					1,396,176
Total liabilities					8,338,688
Equity unallocated					1,959,111
Total liabilities and equity unallocated					3,355,287
Total liabilities and equity					10,297,799

c)	The amount of depreciation, amortization and impairment charges recognized for the three-month periods ended March 31, 2017 and 2016 are as follows:

	For the three-month period ended March 31,
Depreciation, amortization and impairment by geography	2017	2016
	($ in thousands)
North America	(31,940)	(32,234)
South America	(10,057)	(10,423)
EMEA	(34,879)	(34,503)
Total	(76,876)	(77,160)

	For the three-month period ended March 31,
Depreciation, amortization and impairment by business sectors	2017	2016
	($ in thousands)
Renewable energy	(69,828)	(70,062)
Electric transmission lines	(7,048)	(7,098)
Total	(76,876)	(77,160)

Note 5.- Changes in the scope of the Consolidated Condensed Interim Financial Statements

For the three-month period ended March 31, 2017

There is no change in the scope of the Consolidated Condensed Interim Financial Statement for this period.

For the three-month period ended March 31, 2016

On January 7, 2016, the Company closed the acquisition of a 13% stake in Solacor 1/2 from JGC, which reduced JGC´s ownership in Solacor 1/2 to 13%. The total purchase price for these assets amounted to $19,923 thousand.

The difference between the amount of Non-Controlling interest representing the 13% interest held by JGC accounted for in the consolidated accounts at the purchase date, and the purchase price has been recorded in equity in these Consolidated Condensed Interim Financial Statements, pursuant to IFRS 10, Consolidated Financial Statements.

Note 6.- Contracted concessional assets

The detail of contracted concessional assets included in the heading ‘Contracted concessional assets’ as of March 31, 2017 and December 31, 2016 is as follows:

	Balance as of March 31, 2017	Balance as of December 31, 2016
	($ in thousands)
Contracted concessional assets cost	10,137,825	10,067,596
Amortization and impairment	(1,228,667)	(1,143,324)
Total	8,909,158	8,924,272

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17, and PS10, PS20 and Seville PV which are recorded as property plant and equipment in accordance with IAS 16. Concessional assets recorded in accordance with IFRIC 12 are either intangible or financial assets. As of March 31, 2017, contracted concessional financial assets amount to $936,029 thousand ($928,720 thousand as of December 31, 2016).

The increase in the contracted concessional assets cost is primarily due to the higher value of assets denominated in euros since the exchange rate of the euro has risen against the U.S. dollar since December 31, 2016.

No losses from impairment of contracted concessional assets were recorded during the three-month period ended March 31, 2017 ($17.3 million and $3.1 million during the year 2016 in Cadonal and Palmatir projects, respectively).

Note 7.- Investments carried under the equity method

The table below shows the breakdown of the investments held in associates as of March 31, 2017 and December 31, 2016:

	Balance as of March 31, 2017	Balance as of December 31, 2016

Evacuación Valdecaballeros, S.L.	9,448	9,528
Myah Bahr Honaine, S.P.A.(*)	42,883	42,056
Pectonex, R.F. Proprietary Limited	3,380	3,425
Evacuación Villanueva del Rey, S.L	-	-
Total	55,711	55,009

(*) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these Consolidated Condensed Interim Financial Statements. Geida Tlemcen, S.L. is 50% owned by Atlantica.

Note 8.- Financial investments

The detail of Non-current and Current financial investment as of March 31, 2017 and December 31, 2016 are as follows:

	Balance as of March 31, 2017	Balance as of December 31, 2016

Preferred equity in ACBH	-	30,488
Other receivable accounts	33,036	35,463
Derivative assets	4,218	3,822
Other financial investments	1,775	-
Total non-current financial investments	39,029	69,773

Financial assets available for sale	69,577	-
Contracted concessional financial assets	137,476	147,256
Other receivable accounts	91,807	80,782
Total current financial investments	298,860	228,038

Further to the completion of a series of conditions precedent that made Abengoa´s restructuring effective as of March 31, 2017, the guarantee provided by Abengoa regarding the preferred equity investment in ACBH, which supported the fair value of this instrument of $30,488 thousand as of December 31, 2016, was canceled, which reduced the fair value of this instrument to nil as of March 31, 2017.

In exchange of the guarantee provided by Abengoa being canceled, the Company received a certain amount of equity in Abengoa, being A shares and B shares, and Corporate tradable bonds issued by Abengoa and subject to a 5.5-year period stay (extendable to a 2 additional years subject further to the senior old money creditors´consent) and with a 1.5% annual interest rate (0.25% cash, 1.25% PIK).

Further to the restructuring agreement of Abengoa being made effective, the Company was assigned an amount of New Money 1 Tradable Notes of $44.5 million in exchange of contributing $43.6 million of cash. As a result of this contribution of money, the corporate tradable bonds detailed above are ranked as senior debt and the Company also received A shares and B shares of Abengoa. The Company sold all the New Money 1 Tradable Notes it was assigned during the month of April 2017 for $44.9 million (see Note 22).

New Money 1 Tradable Notes assigned to Atlantica, Corporate tradable bonds and shares in Abengoa received, together are further referred as “Abengoa Debt and Equity Instruments”. These are all Available for Sale financial assets, which fair value amounts to $69,577 thousand as of March 31, 2017, classified as current financial investments.

Derecognition of the fair value assigned to the ACBH preferred equity investment and recognition of the Abengoa Debt and Equity Instruments resulted in a loss of $4.6 million accounted for in the income statement of theses consolidated financial statements for the three-month period ended March 31, 2017 as Other financial losses (see Note 19).

Previous to Abengoa´s restructuring agreement being made effective, Abengoa acknowledged it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and, as a result, Atlantica is the legal owner of the dividends amounting to $10.4 million declared on February 24, 2017, that the Company retained from Abengoa. Upon receipt of Abengoa Debt and Equity Instruments, the Company waived its rights under the guarantee provided by Abengoa related to the ACBH agreements, including its right to retain the dividends payable to Abengoa.

Other financial investments as of March 31, 2017, non-current, fully relate to the $1.8 million investment made by the Company to acquire a 12.5% interest in a 114-mile transmission line in the U.S, from Abengoa on February 28, 2017.

Note 9. - Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of March 31, 2017 and December 31, 2016 are as follows:

	Balance as of March 31, 2017		Balance as of December 31, 2016

	Assets	Liabilities	Assets	Liabilities
Derivatives - cash flow hedge	4,218	345,539	3,822	349,266

The derivatives are primarily interest rate cash-flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements. These are classified as Level 2 (see Note 10).

On May 12, 2015, the Company entered into a currency swap agreement with Abengoa which provides for a fixed exchange rate for the cash available for distribution from the Company’s Spanish assets. The distributions from the Spanish assets are paid in euros and the currency swap agreement provides for a fixed exchange rate at which euros will be converted into U.S. dollars. The currency swap agreement has a five-year term, and is valued by comparing the contracted exchange rate and the future exchange rate in the valuation scenario at the maturities dates. The instrument is valued by calculating the cash flow that would be obtained or paid by theoretically closing out the position and then discounting that amount.

Additionally, the Company signed during the three-month period ended March 31, 2017, currency options with a leading international financial institution, which guarantee a minimum Euro-U.S. dollar exchange rates for the distributions expected from Spanish solar assets made in euros during the years 2017 and 2018.

During the three-month period ended March 31, 2017, fair value of derivatives increased mainly due to an increase in the fair value of interest rate cash-flow hedges resulting from the increase in future interest rates.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed income statement is a loss of $16,960 thousand for the three-month period ended March 31, 2017 (loss of $17,464 thousand in the three-month period ended March 31, 2016). Additionally, the net amount of the time value component of the cash flow derivatives fair value recognized in the consolidated condensed income statement for the three-month period ended March 31, 2017 and 2016 was a loss of $274 thousand and a loss of $2,658 thousand respectively.

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of March 31, 2017 and December 31, 2016 amount to a profit of $60,383 thousand and a profit of $52,797 thousand respectively.

Note 10. - Fair value of financial instruments

Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value:

•	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

•
Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of March 31, 2017 and December 31, 2016, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for the most part of the Abengoa Debt and Equity Instruments received further to the implementation of Abengoa´s restructuring agreement on March 31, 2017 (see note 8), classified as Level 1.

Note 11.- Related parties

Details of balances with related parties as of March 31, 2017 and December 31, 2016 are as follows:

	Balance as of March 31, 2017	Balance as of December 31, 2016
Credit receivables (current)	82,761	12,031
Total current receivables with related parties	82,761	12,031

Credit receivables (non-current)	1,793	30,505
Total non-current receivables with related parties	1,793	30,505

Trade payables (current)	56,020	61,338
Total current payables with related parties	56,020	61,338

Credit payables (non-current)	103,772	101,750
Total non-current payables with related parties	103,772	101,750

Receivables with related parties as of March 31, 2017 primarily corresponds to Abengoa Debt and Equity Instruments received further to the implementation of Abengoa´s restructuring agreement on March 31, 2017. These instruments are accounted for at fair value for $69,577 thousand as of March 31, 2017 and classified as current (see Note 8).

As of December 31, 2016, receivables with related parties primarily corresponded to the preferred equity investment in ACBH for a total amount of $30,488 thousand, classified as non-current (see Note 8).

Credit payables (non-current) primarily relate to payables of projects companies with partners accounted for as non-controlling interests in these consolidated condensed financial statements.

The transactions carried out by entities included in these consolidated condensed financial statements primarily with Abengoa and with subsidiaries of Abengoa not included in the consolidated group during the three-month periods ended March 31, 2017 and 2016 have been as follows:

	For the three-month period ended March 31,
	2017	2016
Services rendered	13	10
Services received	(24,969)	(25,346)
Financial income	12	16
Financial expenses	(364)	(419)

Services received primarily include operation and maintenance services received by some plants.

The figures detailed in the table above do not include the following financial income recorded in these Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2017 and resulting from the agreement signed with Abengoa in the third quarter of 2016 (see Note 8): compensation received from Abengoa in lieu of dividends from ACBH for $10.4 million.

In addition, Abengoa maintains a number of obligations under EPC, O&M and other contracts, as well as indemnities covering certain potential risks. Additionally, Abengoa represented that further to the accession to the restructuring agreement, Atlantica would not be a guarantor of any obligation of Abengoa with respect to third parties and agreed to indemnify the Company for any penalty claimed by third parties resulting from any breach in such representations. The Company has contingent assets, which have not been recognized as of March 31, 2017, and related to the obligations of Abengoa referred above, which results and amounts will depend on the occurrence of uncertain future events.

Finally, the Company entered into a financial support agreement on June 13, 2014 under which Abengoa agreed to facilitate a new $50,000 thousand revolving credit line and maintain any guarantees and letters of credit, that have been provided by it on behalf of or for the benefit of Atlantica and its affiliates for a period of five years. As of March 31, 2017, the total amount of the credit line has remained undrawn since the IPO.

Note 12.- Clients and other receivable

Clients and other receivable as of March 31, 2017 and December 31, 2016, consist of the following:

	Balance as of March 31, 2017	Balance as of December 31, 2016
	($ in thousands)
Trade receivables	154,422	151,199
Tax receivables	29,900	29,705
Prepayments	13,300	10,261
Other accounts receivable	16,505	16,456
Total	214,127	207,621

As of March 31, 2017 and December 31, 2016, the fair value of clients and other receivable accounts does not differ significantly from its carrying value.

Note 13.- Equity

As of March 31, 2017, the share capital of the Company amounts to $10,021,726 represented by 100,217,260 ordinary shares completely subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right. Abengoa´s stake is 41.47% as of March 31, 2017, based on the most recent public information.

Atlantica reserves as of March 31, 2017 are made up of share premium account and distributable reserves.

Retained earnings include results attributable to Atlantica, the impact of the Asset Transfer in equity and the impact of the assets acquisition under the ROFO agreement in equity. The Asset Transfer and the acquisitions under the ROFO agreement were recorded in accordance with the Predecessor accounting principle, given that all these transactions occurred before December 2015, when Abengoa still had control over Atlantica.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by IDAE in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sadyt in Skikda and by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu Solar One (Pty) Ltd.

On February 27, 2017, the Board of Directors declared a dividend of $0.25 per share corresponding to the four quarter of 2016. The dividend was paid on March 15, 2017. From that amount, the Company retained $10.4 million of the dividend attributable to Abengoa.

In addition, as of March 31, 2017, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 14.- Corporate debt

The breakdown of the corporate debt as of March 31, 2017 and December 31, 2016 is as follows:

	Balance as of March 31, 2017	Balance as of December 31, 2016
	($ in thousands)
Non-current	660,525	376,340
Current	7,397	291,861
Total Corporate Debt	667,922	668,201

The repayment schedule for the corporate debt as of March 31, 2017 is as follows:

	Rest 2017	Between January and March 2018	Between April and December 2018	2019	2020	Subsequent years	Total

Credit Facility with Financial entities	108	-	123,957	-	-	-	124,065
Note Issuance Facility	-	-	-	-	-	283,820	283,820
Bonds	7,289	-	-	252,748	-	-	260,037
	7,397	-	123,957	252,748	-	283,820	667,922

Current corporate debt corresponds to the accrued interest on the Notes and the Credit Facility.

On November 17, 2014, the Company issued Senior Notes due 2019 in an aggregate principal amount of $255,000 thousand (the “2019 Notes”). The 2019 Notes accrue annual interest of 7.00% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019.

On December 3, 2014, the Company entered into the “Credit Facility”. On December 22, 2014, the Company drew down $125,000 thousand under the Credit Facility. Loans under the Credit Facility accrue interest at a rate per annum equal to: (A) for eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%. Loans under the Credit Facility will mature in December 2018. Loans prepaid by the Company under the Credit Facility may be reborrowed. The Credit Facility is secured by pledges of the shares of the guarantors which the Company owns.

On June 26, 2015, the Company increased its existing $125,000 thousand Credit Facility with a revolver tranche B in the amount of $290,000 thousand (the “Credit Facility Tranche B). On September 9, 2015, Credit Facility Tranche B was fully drawn down and the proceeds were used for the acquisition of Solaben 1/6. Tranche B of the Credit Facility was signed for a total amount of $290,000 thousand with Bank of America, N.A., as global coordinator and documentation agent and Barclays Bank plc and UBS AG, London Branch as joint lead arrangers and joint bookrunners. Loans under the Credit facility Tranche B was fully repaid and canceled on February 28, 2017.

On February 10, 2017, the Company issued Senior Notes due 2022, 2023, 2024, the Note Issuance Facility, in an aggregate principal amount of €275,000 thousand. The 2022 to 2024 Notes accrue annual interest, equal to the sum of (i) EURIBOR plus (ii) 4.90%, as determined by the Agent. Interest on the Notes will be payable in cash quarterly in arrears on each interest payment date. The Company will make each interest payment to the holders of record on each interest payment date. The interest rate on the Note Issuance Facility is fully hedged by two interest rate swaps contracted with Jefferies Financial Services, Inc. with effective date March 31,2017 and maturity date December 31, 2022, resulting in the Company paying a net fixed interest rate of 5.5% on the Note Issuance Facility.

Note 15.- Project debt

The main purpose of the Company is the long-term ownership and management of contracted concessional assets, such as renewable energy, conventional power, electric transmission line and water assets, which are financed through project debt. This note shows the project debt linked to the contracted concessional assets included in note 6 of these Consolidated Condensed Interim Financial Statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing.

Compared with corporate debt, project debt has certain key advantages, including a greater leverage and a clearly defined risk profile.

The detail of Project debt of both non-current and current liabilities as of March 31, 2017 and December 31, 2016 is as follows:

	Balance as of March 31, 2017	Balance as of December 31, 2016
	($ in thousands)
Non-current	5,071,537	4,629,184
Current	338,712	701,283
Total Project debt	5,410,249	5,330,467

The entire debt of Cadonal project is classified as current project debt as of March 31, 2017 as a result of the cross-default provisions related to the restructuring process of Abengoa initiated by the communication filed pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville Nº2 filed by Abengoa on November 27, 2015. Debt of Kaxu was classified as short term as of December 31, 2016, but reclassified to long term as of March 31, 2017 further to the waiver obtained in March 2017.

The increase in total project debt is primarily due to the higher value of debt denominated in foreign currencies since their exchange rate has risen against the U.S. dollars since December 31, 2016, and to an increase in the amount of interests accrued and unpaid.

The repayment schedule for Project debt in accordance with the financing arrangements, as of March 31, 2017 is as follows and is consistent with the projected cash flows of the related projects:

Rest 2017
Payment of interests accrued as of March 31, 2017	Nominal repayment	Between January and March 2018	Between April and December 2018	2019	2020	2021	Subsequent Years	Total

($ in thousands)
70,062	180,461	11,040	199,630	230,858	248,913	263,054	4,206,231	5,410,249

 Note 16.- Grants and other liabilities

	Balance as of March 31, 2017	Balance as of December 31, 2016
Grants	1,282,861	1,297,755
Other Liabilities	319,778	314,290
Grant and other non-current liabilities	1,602,639	1,612,045

Grants correspond mainly to the ITC Grant awarded by the U.S. Department of the Treasury for Solana and Mojave for a total amount of $795,184 thousand ($803,233 thousand as of December 31, 2016). The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset. The remaining balance corresponds mainly to loans with interest rates below market rates for these two projects for a total amount of $485,564 thousand ($492,406 thousand as of December 31, 2016). Loans for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants.

As of March 31, 2017, Other liabilities include $267,819 thousand related to the non-current portion of the investment from Liberty Interactive Corporation (‘Liberty’) made on October 2, 2013. The current portion is recorded in other current liabilities (see Note 17).

Note 17.- Trade payables and other current liabilities

Trade payable and other current liabilities as of March 31, 2017 and December 31, 2016 are as follows:

	Balance as March 31, 2017	Balance as December 31, 2016
Trade accounts payable	111,078	121,527
Down payments from clients	6,093	6,153
Suppliers of concessional assets current	507	380
Liberty	21,461	21,461
Other accounts payable	10,125	10,984
Total	149,264	160,505

Nominal values of Trade payables and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

The Company is dealing with various legal claims with a high degree of uncertainty regarding the amounts and which outcome is considered as remote. As a result, the Company did not recognize any provision for these claims in these consolidated condensed financial statements as of March 31, 2017.

Note 18.- Income Tax

The effective tax rate for the periods presented has been established based on Management’s best estimates.

In the three-month period ended March 31, 2017, Income tax amounted to a $4,500 thousand profit with respect to a loss before income tax of $18,907 thousand. In the three-month period ended March 31, 2016, Income tax amounted to a $3,599 thousand profit with respect to a loss before income tax of $26,239 thousand. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Note 19.- Financial income and expenses

Financial income and expenses

The following table sets forth our financial income and expenses for the three-month period ended March 31, 2017 and 2016:

	For the three-month period ended March 31,
Financial income	2017	2016
Interest income from loans and credits	131	67
Interest rates benefits derivatives: cash flow hedges	189	-
Total	320	67

	For the three-month period ended March 31,
Financial expenses	2017	2016
Expenses due to interest:
- Loans from credit entities	(62,067)	(59,356)
- Other debts	(21,550)	(19,371)
Interest rates losses derivatives: cash flow hedges	(17,422)	(20,122)
Total	(101,039)	(98,849)

Interests from other debts are primarily interest on the notes issued by ATS, ATN, ATN2, Atlantica and Solaben Luxembourg and interest related to the investment from Liberty (see Note 16). Losses from interest rate derivatives designated as cash flow hedges correspond mainly to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Other net financial income and expenses

The following table sets out ‘Other net financial income and expenses” for the three-month period ended March 31, 2017, and 2016:

	For the three-month period ended March 31,
Other financial income / (expenses)	2017	2016
Dividend from ACBH (Brazil)	10,383	-
Other financial income	2,596	744
Other financial losses	(8,701)	(2,934)
Total	4,278	(2,190)

According to the agreement reached with Abengoa in the third quarter of 2016, Abengoa acknowledged that Atlantica is the legal owner of the dividends declared on February 24, 2017 and retained from Abengoa amounting to $10.4 million. As a result, the Company recorded $10.4 million as Other financial income in accordance with the accounting treatment given previously to the ACBH dividend.

Other financial losses mainly include as of March 31, 2017 a loss resulting from the derecognition of the fair value assigned to ACBH preferred equity investment and recognition of the Abengoa Debt and Equity Instruments for $4.6 million (see Note 8). Residual items presented as Other financial losses are guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

Note 20.- Other operating expenses

The table below shows the detail of Other operating expenses for the three-month periods ended March 31, 2017, and 2016:

Other Operating expenses	For the three month- period ended March, 31
	2017	2016
Leases and fees	(1,726)	(1,308)
Operation and maintenance	(25,897)	(29,522)
Independent professional services	(2,230)	(6,731)
Supplies	(7,176)	(4,002)
Insurance	(5,928)	(5,370)
Levies and duties	(9,688)	(9,648)
Other expenses	(1,770)	(2,443)
Total	(54,415)	(59,024)

Note 21.- Earnings per share

Basic earnings per share has been calculated by dividing the loss attributable to equity holders by the average number of shares outstanding. Diluted earnings per share equals basic earnings per share for the periods presented.

Item	For the three-month period ended March 31, 2017	For the three-month period ended March 31, 2016
Profit/ (loss) from continuing operations attributable to Atlantica Yield Plc.	(11,769)	(26,006)
Average number of ordinary shares outstanding (thousands) - basic and diluted	100,217	100,217
Earnings per share from continuing operations (US dollar per share) - basic and diluted	(0.12)	(0.26)
Earnings per share from profit/(loss) for the period (US dollar per share) - basic and diluted	(0.12)	(0.26)

Note 22.- Subsequent events

The Company sold during the month of April 2017 all the New Money 1 Tradable Notes it was assigned by Abengoa for an amount of $44.9 million.

On May 12, 2017, the Board of Directors of the Company approved a dividend of $0.25 per share, which is expected to be paid on or about June 15, 2017.

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in these forward-looking statements. Please see our Annual Report filed on Form 20-F with the Securities Exchange Commission on February 28, 2017 ("the "Annual Report") for additional discussion of various factors affecting our results of operations.

Cautionary Statements Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this quarterly report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this quarterly report and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled "Item 3.D—Risk Factors" in our Annual Report and the description of our segments and business sectors in the section entitled "Item 4.B—Business Overview" in our Annual Report for a more complete discussion of the factors that could affect us. Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:

·	Difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations;

·	Changes in government regulations providing incentives and subsidies for renewable energy;

·	Political, social and macroeconomic risks relating to the United Kingdom's potential exit from the European Union;

·	Changes in general economic, political, governmental and business conditions globally and in the countries in which we do business;

·	Decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan;

·	Challenges in achieving growth and making acquisitions due to our dividend policy;

·	Inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all;

·	Our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO Agreement with Abengoa;

·
Legal challenges to regulations, subsidies and incentives that support renewable energy sources; Extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation;

·	Increases in the cost of energy and gas, which could increase our operating costs;

·	Counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations;

·	Inability to replace expiring or terminated offtake agreements with similar agreements;

·	New technology or changes in industry standards;

·	Inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks;

·	Reliance on third-party contractors and suppliers;

·	Risks associated with acquisitions and investments;

·	Deviations from our investment criteria for future acquisitions and investments;

·	Failure to maintain safe work environments;

·
Effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants;

·	Insufficient insurance coverage and increases in insurance cost;

·	Litigation and other legal proceedings including claims due to Abengoa's restructuring process;

·	Reputational risk, including damage to the reputation of Abengoa;

·	The loss of one or more of our executive officers;

·	Failure of information technology on which we rely to run our business;

·	Revocation or termination of our concession agreements or power purchase agreements;

·	Lowering of revenues in Spain that are mainly defined by regulation;

·	Inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs;

·	Changes to national and international law and policies that support renewable energy resources;

·	Lack of electric transmission capacity and potential upgrade costs to the electric transmission grid;

·	Disruptions in our operations as a result of our not owning the land on which our assets are located;

·	Risks associated with maintenance, expansion and refurbishment of electric generation facilities;

·	Failure of our assets to perform as expected;

·	Failure to receive dividends from all project and investments;

·	Variations in meteorological conditions;

·	Disruption of the fuel supplies necessary to generate power at our conventional generation facilities;

·	Deterioration in Abengoa's financial condition;

·
Abengoa's ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa;

·	Failure to meet certain covenants under our financing arrangements;

·	Failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements;

·	Failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement;

·	Uncertainty regarding the fair value of the Abengoa debt and equity instruments received in relation to the agreement reached with Abengoa on the preferred equity investment in ACBH;

·	Our ability to consummate future acquisitions from Abengoa;

·	Changes in our tax position and greater than expected tax liability;

·
Impact on the stock price of the Company of the sale by Abengoa of its stake in the Company and potential negative effects of a potential sale by Abengoa of its stake in the Company or of a potential change of control of the Company;

·	Technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance; and

·	Various other factors, including those factors discussed under "Item 3.D—Risk Factors" and "Item 5.A—Operating Results" in our Annual Report.

We caution that the important factors referenced above may not be all of the factors that are important to investors. Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

Overview

We are a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines and water assets, focused on North America (the United States and Mexico), South America (Peru, Chile, and Uruguay) and EMEA (Spain, Algeria and South Africa).

As of the date of this quarterly report, we own or have interests in 22 assets, comprising 1,442 MW of renewable energy generation, 300 MW of conventional power generation, 10.5 M ft3 per day of water desalination and 1,099 miles of electric transmission lines. Most of the assets we own have a project-finance agreement in place. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk off-takers and collectively have a weighted average remaining contract life of approximately 21 years as of December 31, 2016.

We intend to take advantage of favorable trends in the power generation and electric transmission sectors globally, including energy scarcity and a focus on the reduction of carbon emissions. To that end, we believe that our cash flow profile, coupled with our scale, diversity and low-cost business model, offers us a lower cost of capital than that of a traditional engineering and construction company or independent power producer and provides us with a significant competitive advantage with which to execute our growth strategy.

We are focused on high-quality, newly-constructed and long-life facilities that have contracts with creditworthy counterparties that we expect will produce stable, long-term cash flows. We will seek to grow our cash available for distribution and our dividend to shareholders through organic growth and by acquiring new contracted assets from our current sponsor, Abengoa, from third parties and from potential new future sponsors.

In connection with our IPO, we signed an exclusive agreement with Abengoa, which we refer to as the ROFO Agreement, which provides us with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa's contracted renewable energy, conventional power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East and Asia. We refer to the contracted assets subject to the ROFO Agreement as the "Abengoa ROFO Assets."

Additionally, we plan to sign similar agreements or enter into partnerships with other developers or asset owners to acquire assets in operation.  We may also invest directly or through investment vehicles with partners in assets under development or construction, ensuring that such investments are always a small part of our total investments. Finally, we also expect to acquire assets from third parties leveraging the local presence and network we have in the geographies and sectors in which we operate.

With this business model, our objective is to pay a consistent and growing cash dividend to shareholders sustainable on a long-term basis. We expect to distribute a significant percentage of our cash available for distribution as cash dividends and we will seek to increase such cash dividends over time through organic growth and as we acquire assets with characteristics similar to those in our current portfolio.

When we closed our initial public offering, Abengoa had a 64.28% interest in the Company. Following several divestitures and according to the most recent public information, Abengoa has 41,557,663 shares of the Company (a 41.47% interest) and 41,530,843 shares have been pledged under the secured New Money 1 Tradable Notes.

Developments at Abengoa

In 2015, Abengoa filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa's restructuring agreement, extending the terms of the agreement to those creditors who had not approved the restructuring agreement. On February 3, 2017, Abengoa announced it obtained approval from creditors representing 94% of its financial debt after the supplemental accession period. On March 31, 2017, Abengoa announced the completion of its financial restructuring.

In addition, Abengoa has announced publicly that it is analyzing a potential divestiture of the shares they own in us through an organized private process.

The potential implications of these events for us are analyzed below, as well as in our Annual Report.

As discussed in Note 1 to the Consolidated Condensed Interim Financial Statements, as of December 31, 2016 the financing arrangement of Kaxu contained cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger default under such project financing arrangements. In March 2017, we obtained a waiver in our Kaxu project financing arrangement which waives any potential cross-defaults with Abengoa up to that date but it does not cover potential future cross-default events.

In addition, as of December 31, 2016 the financing arrangements of Kaxu, ACT, Solana and Mojave contained as of December 31, 2016 a change of ownership clause that would be triggered if Abengoa ceased to own at least 35% of Atlantica's shares (30% in the case of Solana and Mojave). Based on the most recent public information, Abengoa currently owns 41.47% of our shares and 41.44% of our outstanding shares have been pledged as guarantee of the New Money 1 Tradable Notes and loans. If Abengoa defaults on any of these or future financing arrangements, its lenders may foreclose on the pledged shares and, as a result, cause Abengoa to own less than 35% of Atlantica´s outstanding shares (30% in the case of Solana and Mojave). If Abengoa sells or transfers enough of our shares to drop below the required minimum before obtaining the waivers, this could cause Abengoa to own less than 35% of Atlantica´s outstanding shares (30% in the case of Solana and Mojave).  Such reduced ownership would put us in breach of covenants under the applicable project financing arrangements.

•
In the case of Solana and Mojave, a forbearance agreement signed with the U.S. Department of Energy (the "DOE") in 2016 with respect to these assets allows reductions of Abengoa's ownership of our shares if it results from (i) a court-ordered or lender-initiated foreclosure pursuant to the existing pledge over Abengoa's shares of the Company that occurred prior to March 31, 2017, (ii) a sale or other disposition at any time pursuant to a bankruptcy proceeding by Abengoa, (iii) changes in the existing Abengoa pledge structure in connection with Abengoa's restructuring process, aimed at pledging the shares under a new holding company structure, and (iv) capital increases by us. In other events of reduction of ownership by Abengoa below the minimum ownership threshold such as sales of shares by Abengoa, the available DOE remedies will not include debt acceleration, but DOE remedies available would include limitations on distributions to us from Solana and Mojave. In addition, the minimum ownership threshold for Abengoa's ownership of our shares has been reduced from 35% to 30%. Conversations between the DOE, Abengoa and us have started regarding the waiver from the DOE to allow Abengoa to sell Atlantica shares below 30% while ensuring that its existing obligations as EPC contractor are met and maintained.

•	In the case of Kaxu, in March 2017, we signed a waiver which allows a reduction of ownership by Abengoa below the 35% threshold if it is done in the context of Abengoa’s restructuring plan.

•
In the case of ACT all banks but one have expressed their support for a waiver that would allow Abengoa to reduce its ownership of us below 35%. This last bank currently conditions the waiver to Abengoa solving a situation in a project owned by Abengoa in Mexico, something that Abengoa has told us they expect to achieve in the next few months but that we do not control.

We continue working on obtaining waivers for ACT as well as full waivers for Solana and Mojave.

We have not identified any PPAs or any contracts with off-takers that include any cross-default provision relating to Abengoa or any minimum ownership provision.

In addition, we have analyzed the potential implications of a potential divestiture of the Atlantica shares Abengoa owns. In that scenario, Abengoa would continue to be obligated under material contracts with us including the operation and maintenance agreements, the Financial Support Agreement and limited support service agreements in Peru, South Africa and Algeria. If Abengoa failed to comply with its obligations or terminated operation and maintenance agreements, we would need to find alternative suppliers or alternative ways to perform those services. In assets with "cost plus" pricing arrangements such as Solana and Mojave, the risk is very limited, while in assets with "all in" pricing arrangements, we cannot guarantee that the cost or service would be the same. If Abengoa fails to comply with the Financial Support Agreement or terminates it, we would need to replace the financial guarantees currently provided by Abengoa with guarantees provided by the assets or by us. Additionally, Abengoa has a number of obligations in several assets as EPC supplier irrespective of its ownership in us. Furthermore, the Currency Swap Agreement with Abengoa would be terminated upon such sale. In this regard, we have signed currency options with a leading international financial institution and fixed a minimum Euro-U.S. dollar exchange rates. In addition, as previously explained, some of our assets still include change of ownership clauses in their project finance agreements.

If the buyer of Abengoa's stake in Atlantica (or another investor) acquired more than a 50% of our shares, we might need to refinance all or part of our corporate debt, as it contains customary change of control provisions. Additionally, we could see an increase in the yearly state property tax payment in Mojave. The tax authority would evaluate the amount payable. Our best estimate with current information available and subject to further analysis is that we could have an incremental annual payment of property tax of approximately $12 to $14 million, with the possibility of decreasing progressively over time as the asset is depreciated.

Apart from any such sale by Abengoa and in spite of the recent restructuring, the financial situation of Abengoa and certain of Abengoa's subsidiaries could result in a material adverse effect on our operation and maintenance agreement and on Abengoa's and its subsidiaries obligations, warranties and guarantees, including production guarantees, pursuant to engineering, procurement and construction contracts, the financial support agreement or any other agreement. Additionally, there may be unanticipated consequences of further restructuring by Abengoa or ongoing bankruptcy proceedings by Abengoa's subsidiaries that we have not yet identified. Although we have engaged in extensive contingency plans, we have also hired specialized external counsel in several jurisdictions and to the best of our knowledge the risks of a potential bankruptcy by Abengoa are known and disclosed, there are uncertainties as to how any bankruptcy proceeding would be resolved and how our relationship with Abengoa would be affected following the initiation or resolution of any such proceedings.

Other risks include, but are not limited to: deterioration in Abengoa's financial condition; Abengoa's ability to meet its obligations under our agreements with Abengoa or termination of those agreements and potential clawback of transactions with Abengoa if Abengoa or its subsidiaries enter bankruptcy proceedings; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement; delays in cash distribution from projects to Atlantica due to the deterioration of Abengoa's financial situation; failure by Abengoa to meet its obligations under the Currency Swap Agreement; failure by us to obtain waivers or forbearances in relation to minimum ownership provisions contained in certain of our project financing agreements if Abengoa ceases to own a minimum stake in Atlantica for any reason (sale of shares, transfer of shares by any means, foreclosure by lenders with pledge or any other reason); failure by us to obtain waivers or forbearances in relation to the cross-default provisions contained in certain of our project financing agreements; failure by us to meet certain covenants under such financing arrangements; deterioration in our relationships with current or potential counterparties caused by Abengoa's situation or any other action by Abengoa or by third parties that could result in a negative impact for the Company. Our relationships at every level of operations, including off-takers under the PPAs and contracts, corporate and project-level lenders, suppliers and services providers may be damaged due to concerns about Abengoa's financial condition.

Our revenue and Further Adjusted EBITDA by geography and business sector for the three-month periods ended March 31, 2017 and 2016 are set forth in the following tables:

	Three-month period ended March 31,
Revenue by geography	2017		2016
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$61.0	30.8%	$65.2	31.6%
South America	28.5	14.4%	29.0	14.1%
EMEA	108.6	54.8%	112.2	54.3%
Total revenue	$198.1	100.0%	$206.4	100.0%

	Three-month period ended March 31,
Revenue by business sector	2017		2016
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$137.6	69.5%	$141.2	68.4%
Conventional power	29.8	15.0%	35.2	17.1%
Electric transmission lines	24.2	12.2%	23.5	11.4%
Water	6.5	3.2%	6.5	3.1%
Total revenue	$198.1	100.0%	$206.4	100.0%

	Three-month period ended March 31,
Further Adjusted EBITDA by geography	2017		2016
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$54.8	89.8%	$51.2	78.5%
South America	33.8	118.3%	24.1	83.1%
EMEA	75.3	69.4%	77.2	69.0%
Total Further Adjusted EBITDA(1)	$163.9	82.7%	$152.5	73.9%

	Three-month period ended March 31,
Further Adjusted EBITDA by business sector	2017		2016
	$ in Millions	% of revenue	$ in Millions	% of Revenue
Renewable energy	$102.6	74.5%	$102.1	72.4%
Conventional power	26.7	89.7%	27.1	77.0%
Electric transmission lines	30.5	126.0%	19.4	82.6%
Water	4.1	63.7%	3.9	60.0%
Total Further Adjusted EBITDA(1)	$163.9	82.7%	$152.5	73.9%

(1)
Further Adjusted EBITDA is calculated as profit for the period attributable to Atlantica, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Consolidated Condensed Interim Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See Note 4 to the Consolidated Condensed Interim Financial Statements.

Currency Presentation and Definitions

In this quarterly report, all references to "U.S. Dollar" and "$" are to the lawful currency of the United States.

Factors Affecting the Comparability of Our Results of Operations

Agreement with Abengoa on ACBH preferred equity investment

In the third quarter of 2016, we signed an agreement with Abengoa relating to the ACBH preferred equity investment among other things with the following main consequences:

·
Abengoa acknowledged it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and, as a result, we are the legal owner of the dividends that we retained from Abengoa amounting to $10.4 million in the first quarter of 2017, $21.2 million in the second and third quarters of 2016 and $9.0 million in the fourth quarter of 2015.

·
Abengoa recognized a non-contingent credit corresponding to the guarantee provided by Abengoa regarding the preferred equity investment in ACBH and subject to restructuring. On October 25, 2016, we signed Abengoa's restructuring agreement and accepted, subject to implementation of the restructuring, to receive 30% of the amount in the form of tradable notes to be issued by Abengoa (the "Restructured Debt"). The remaining 70% was agreed to be received in the form of equity in Abengoa.

·
The Restructured Debt was converted into senior status following our participation in Abengoa's issuance of the New Money 1 Tradable Notes. Upon completion of Abengoa restructuring, as of March 31, 2017 we invested $43.6 million in the New Money 1 Tradable Notes. The New Money 1 Tradable Notes were subsequently sold in early April 2017.

.
Upon completion of Abengoa's restructuring, we received the Restructured Debt and equity of Abengoa with an aggregated accounting value of $24.8 million as of March 31, 2017. Our intention is to sell these instruments in the short term.

·
Since we received the Restructured Debt and Abengoa equity, we waived, as agreed, our rights under the ACBH agreements, including our right to further retain dividends payable to Abengoa. As a result, in March 2017 we wrote-off the accounting value of this instrument which amounted to $30.5 million as of December 31, 2016.

.	The net impact of the two movements referred to above and of the investment in Abengoa New Money 1 Tradable Notes amounted to a $4.6 million expense in "Other financial income/ (expense)".

Please see the Annual Report for additional discussion of various factors that affect our results of operations.

Factors Affecting Our Results of Operations

Regulation

We operate in a significant number of regulated markets. The degree of regulation to which our activities are subject varies by country. In a number of the countries in which we operate, regulation is carried out by national regulatory authorities. In some countries, such as the United States and, to a certain degree, Spain, there are various additional layers of regulation at the state, regional and/or local levels. In such countries, the scope, nature, and extent of regulation may differ among the various states, regions and/or localities.

While we believe the requisite authorizations, permits, and approvals for our existing activities have been obtained and that our activities are operated in substantial compliance with applicable laws and regulations, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. See "Regulation" in our Annual Report for a description of the primary industry-related regulations applicable to our activities in the United States and Spain, and currently in force in certain of the principal markets in which we operate.

Power purchase agreements and other contracted revenue agreements

As of December 31, 2016, the average remaining life of our PPAs, concessions and contracted revenue agreements was approximately 21 years. We believe that the average life of our PPAs and contracted revenue agreements is a significant indicator of our forecasted revenue streams and the growth of our business. Contracted assets and concessions consist of long-term projects awarded to and undertaken by us (in conjunction with other companies or on an exclusive basis) typically over a term of 20 to 30 years. Upon expiration of our PPAs and contracted revenue agreements and in order to maintain and grow our business, we must obtain extensions to these agreements or secure new agreements to replace them as they expire. Under most of our PPAs and concessions, there is an established price structure that provides us with price adjustment mechanisms that partially protect us against inflation. See "Item 4.B—Business Overview—Our Operations" in our Annual Report.

Interest rates

We incur significant indebtedness at the corporate level and in our assets. The interest rate risk arises mainly from indebtedness with variable interest rates.

Most of our debt consists of project debt. As of December 31, 2016, approximately 86% of our project debt has either fixed interest rates or has been hedged with swaps or caps.

Regarding our corporate debt, in November 2014, we incurred indebtedness at the corporate level through the issuance of the $255 million 7.000% Senior Notes due November 15, 2019 (the "2019 Notes").

On December 3, 2014, we, entered into a credit facility of up to $125 million with HSBC Bank plc, as administrative agent, HSBC Corporate Trust Company (UK) Limited, as collateral agent and Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets as joint lead arrangers and joint bookrunners. We refer to the $125 million tranche of the Credit Facility as Tranche A. On June 26, 2015, we amended and restated our Credit Facility to include an additional revolving credit facility of up to $290 million ("Tranche B") which we fully repaid and cancelled in February 2017 prior to its maturity in December 2017.

Loans under Tranche A of the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%.

On February 10, 2017, we signed the Note Issuance Facility, a senior secured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million (approximately $293 million), with three series of notes. Series 1 notes worth €92 million mature in 2022; series 2 notes worth €91.5 million mature in 2023; and series 3 notes worth €91.5 million mature in 2024. The proceeds of the Note Issuance Facility were used for the repayment and termination of $290 million of Tranche B as discussed above.  We fully hedged the Note Issuance Facility with a swap as soon as we received the funding and fixed the interest rate at 5.5%.

See "Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements—Credit Facility" in our Annual Report.

To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. We estimate that currently approximately 88% of our total interest risk exposure was fixed or hedged as of December 31, 2016. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bears a spread over EURIBOR or LIBOR.

Exchange rates

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Algeria have their PPAs, or concessional agreements, and financing contracts signed in, or indexed to, U.S. dollars. Our solar power plants in Spain, Solaben 2/3, Solaben 1/6, Solacor 1/2, PS10/20, Helios 1/2, Helioenergy 1/2, Solnova 1/3/4 and Seville PV, have their revenues and expenses denominated in Euros. Revenues and expenses of Kaxu, our solar plant in South Africa, are denominated in South African rand.  While fluctuations in the value of the Euro and the South African rand may affect our operating results, we have fixed the exchange rate for the distributions from our Spanish asset by having a five-year Currency Swap Agreement with Abengoa.  Thus, while the distributions from the Spanish assets are paid in Euros, the Currency Swap Agreement fixes the exchange rate from Euros to U.S. dollars.  The Currency Swap Agreement with Abengoa will terminate in the event of Abengoa's sale of its stake in our shares.  To further mitigate the foreign exchange risk related to the distributions from our Spanish assets, we have issued Euro-denominated debt at the beginning of 2017.  Its Euro-denominated interest payments in addition to the Euro-denominated general and administrative expenses create a natural hedge for a portion of the distributions from Spanish assets.  To mitigate the foreign exchange risk for the remaining portion of these distributions for the year 2017, we signed currency options with a leading international financial institution and fixed a minimum Euro-U.S. dollar exchange rates.

Impacts associated with fluctuations in foreign currency are discussed in more detail under "Quantitative and Qualitative Disclosure about Market Risk—Foreign Exchange Rate Risk" in our Annual Report. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates; revenue, expenses and cash flows are translated using average rates of exchange. The following table illustrates the average rates of exchange used in the case of Euros and ZAR:

	U.S. dollar average per Euro	U.S. dollar average per ZAR
Three-month period ended March 31, 2017	1.0653	0.07560
Three-month period ended March 31, 2016	1.1021	0.06311

Apart from the impact of translation differences described above, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

In our discussion of operating results, we have included foreign exchange impacts in our revenue by providing constant currency revenue growth. The constant currency presentation is a Non-GAAP financial measure, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation.

Key Performance Indicators

In addition to the factors described above, we closely monitor the following key drivers of our business sectors' performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

	As of and for the three-month period ended March 31,
Key performance indicator	2017	2016
Renewable energy
MW in operation[1]	1,442	1,441
GWh produced [4]	460	514
Conventional power
MW in operation[1]	300	300
GWh produced[2]	591	529
Availability (%)[3]	99.8%	87.5%
Electric transmission lines
Miles in operation	1,099	1,099
Availability (%)[2]	94.4%	99.9%
Water
Mft[3] in operation	10.5	10.5
Availability (%)[3]	102.5%	101.5%

1	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
2	Conventional production and availability were impacted by a periodic scheduled major maintenance in February 2016.
3	Availability refers to actual availability divided by contracted availability.
4	Includes curtailment production in wind assets for which we receive compensation.

In the Renewable business sector, production decreased mainly due to lower production in Kaxu after the plant experienced technical problems in certain equipment at the end of the fourth quarter of 2016. Required repairs are being carried out during the second quarter and we expect insurance to cover the cost of repairs and loss of production after customary deductibles although this negotiation is still ongoing. This was partially offset by higher solar production in Spain and the United States. Our portfolio of solar assets in Spain continued to show robust performance and delivered solid levels of production. In the United States, production increased in the first quarter of 2017 as compared to the same period of 2016, despite of lower solar radiation in Arizona and California.

Our Conventional asset continues to deliver solid levels of production and availability. The increase in the first quarter of 2017 with respect to the same quarter of 2016 is due to the periodic major maintenance performed in the first quarter of 2016.

In transmission lines, availability was lower in the quarter without any impact on revenues, due to the impact of rains in Peru. Our water segment assets have also comfortably achieved forecasted availability levels.

Results of Operations

The table below illustrates our results of operations for the three-month periods ended March 31, 2017 and 2016.

	Three-month period ended March 31,
	2017	2016	% Variation
	($ in millions)
Revenue	$198.1	$206.4	(4.0%)
Other operating income	15.0	14.8	1.4%
Raw materials and consumables used	(1.0)	(7.4)	(86.5%)
Employee benefit expenses	(4.1)	(2.2)	86.4%
Depreciation, amortization, and impairment charges	(76.9)	(77.2)	(0.4%)
Other operating expenses	(54.4)	(59.0)	(7.8%)
Operating profit/(loss)	$76.7	$75.4	1.7%

Financial income	0.3	—	100%
Financial expense	(101.0)	(98.8)	2.2%
Net exchange differences	0.1	(2.6)	(103.8%)
Other financial income/(expense), net	4.3	(2.1)	(304.8%)
Financial expense, net	$(96.3)	$(103.5)	(7.0%)

Share of profit of associates carried under the equity method	0.7	1.9	(63.2%)
Profit/(loss) before income tax	$(18.9)	$(26.2)	(27.9%)

Income tax	4.5	3.6	25,0%
Profit/(loss) for the period	$(14.4)	$(22.6)	(36.3)%

Loss/(profit) attributable to non-controlling interest	2.6	(3.4)	(176.5%)
Profit/(loss) for the period attributable to the parent company	$(11.8)	$(26.0)	(54.6%)

Comparison of the Three-Month Periods Ended March 31, 2017 and 2016

Revenue

Revenue decreased by 4.0% to $198.1 million for the three-month period ended March 31, 2017, compared with $206.4 million for the three-month period ended March 31, 2016. The decrease was due in part to currency translation differences, on a constant currency basis, revenue for the three-month period ended March 31, 2017 would have been $201.4 million, representing a decrease of 2.4% compared to the first quarter of 2016.  The decrease is also attributable to lower production at Kaxu after the plant experienced technical problems at the end of the fourth quarter of 2016. Required repairs are being carried out during the second quarter and we expect insurance to cover the cost of repairs and loss of production after customary deductibles although this negotiation is still ongoing. In addition, ACT continued to deliver robust levels of production, availability and cash generation. However, revenues in this asset decreased due to the lower revenues in the portion of the tariff related to the operation and maintenance services, driven by lower operation and maintenance costs in the three-month period ended March 31, 2017. These effects were partially offset by higher revenues in our solar assets in Spain and in the United States, despite of lower levels of solar resource in California and Arizona.

Other operating income

The following table sets forth our other operating income for the three-month periods ended March 31, 2017 and 2016:

	Three-month period ended March 31,
Other operating income	2017	2016
	($ in millions)

Grants	$14.9	$14.7
Income from various services	0.1	0.1
Total	$15.0	$14.8

Other operating income remained stable at $15.0 million for the three-month period ended March 31, 2017, compared with $14.8 million for the three-month period ended March 31, 2016. Income classified as grants represent the financial support provided by the U.S. government to Solana and Mojave and consists of ITC Cash Grants and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank.

Raw materials and consumables used

Raw materials and consumables used decreased by $6.4 million to $1.0 million for the three-month period ended March 31, 2017, compared with $7.4 million for the three-month period ended March 31, 2016, primarily due to lower raw materials consumed in our solar assets in the United States.

Employee benefits expenses

Employee benefit expenses increased by $1.9 million to $4.1 million for the three-month period ended March 31, 2017, compared with $2.2 million for the three-month period ended March 31, 2016. The increase is mainly due to the transfer of employees previously employed by subsidiaries of Abengoa who were providing services to Atlantica under the Support Services Agreement to subsidiaries of Atlantica primarily during the first six months of 2016. The Support Services Agreement with Abengoa was terminated in the second quarter of 2016.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges remained stable in the three-month period ended March 31, 2017, compared with the three-month period ended March 31, 2016.

Other operating expenses

The following table sets forth our other operating expenses for the three-month periods ended March 31, 2017 and 2016:

	Three-month period ended March 31,
Other operating expenses	2017		2016
	$ in millions	% of revenue	$ in Millions	% of Revenue
Leases and fees	$1.7	0.9%	$1.3	0.6%
Operation and maintenance	25.9	13.1%	29.5	14.3%
Independent professional services	2.2	1.1%	6.7	3.3%
Supplies	7.2	3.6%	4.0	1.9%
Insurance	5.9	3.0%	5.4	2.6%
Levies and duties	9.7	4.9%	9.7	4.7%
Other expenses	1.8	0.9%	2.4	1.9%
Total	$54.4	27.4%	$59.0	28.6%

Other operating expenses decreased by $4.6 million to $54.4 million for the three-month period ended March 31, 2017, compared with $59.0 million for the three-month period ended March 31, 2016. The decrease is mainly due to the lower operation and maintenance expenses of ACT after the plant underwent a periodic major maintenance in the first quarter of 2016. In addition, independent professional services decreased in our U.S. solar assets.

Operating profit

As a result of the above factors, operating profit increased by 1.7% to $76.7 million for the three-month period ended March 31, 2017, compared with $75.4 million for the three-month period ended March 31, 2016.

Financial income and financial expense

	Three-month period ended March 31,
Financial income and financial expense	2017	2016
	($ in millions)
Financial income	$0.3	$—
Financial expense	(101.0)	(98.8)
Net exchange differences	0.1	(2.6)
Other financial income/(expense), net	4.3	(2.1)
Financial expense, net	$(96.3)	$(103.5)

Net financial expense decreased by 7.0% to $96.3 million for the three-month period ended March 31, 2017, compared with $103.5 million for the three-month period ended March 31, 2016 primarily due to the increase in Other financial income/ (expense) analyzed below. Financial expense is also analyzed below.

Financial expense

The following table sets forth our financial expense for the three-month periods ended March 31, 2017 and 2016:

	Three-month period ended March 31,
Financial expense	2017	2016
	($ in millions)
Interest expense:
—Loans from credit entities	$(62.1)	$(59.4)
—Other debts	(21.5)	(19.3)
Interest rates losses derivatives: cash flow hedges	(17.4)	(20.1)
Total	$(101.0)	$(98.8)

Financial expense increased by 2.2% to $101.0 million for the three-month period ended March 31, 2017, compared with $98.8 million for the three-month period ended March 31, 2016. This increase was largely attributable to translation differences in the project financing debt of Kaxu, which is denominated in South African Rand, caused by the appreciation of South African ZAR against the USD.

Interest on other debt is primarily interest on the notes issued by ATS, ATN2, Solaben 1/6 and the 2019 Notes.

Losses from interest rate derivatives designated as cash flow hedges correspond mainly to transfers from equity to financial expense when the hedged item is impacting the Consolidated Condensed Interim Financial Statements.

Other financial income/(expense), net

	Three-month period ended March 31,
Other financial income /(expense), net	2017	2016
	($ in millions)
Dividend from ACBH	$10.4	$—
Other financial income	2.6	0.8
Other financial losses	(8.7)	(2.9)
Total	$4.3	$(2.1)

Other financial income/(expense), net increased from net loss of $2.1 million for the three-month period ended March 31, 2016 to net income of $4.3 million for the three-month period ended March 31, 2017.

In accordance with the agreement reached with Abengoa with respect to the ACBH investment, Abengoa has acknowledged that Atlantica is the legal owner of the dividends retained from Abengoa prior to the settlement of the claim. As a result, we recorded $10.4 million in our financial statements in the first quarter, in accordance with the accounting treatment given previously to the ACBH dividend. In addition, upon completion of Abengoa restructuring, we received Restructured Debt and equity of Abengoa with an aggregated accounting value of $24.8 million as of March 31, 2017. In exchange, we waived, as agreed, our rights under the ACBH agreements, including our right to further retain dividends payable to Abengoa and we wrote-off the accounting value of this instrument which amounted to $30.5 million as of December 31, 2016. The net impact of both movements has been recorded in "Other financial losses".

Other financial losses also include expenses from guarantees, letters of credit, wire transfers, other bank fees and other minor financial expenses.

 Share of profit of associates carried under the equity method

Share of profit of associates carried under the equity method decreased by $1.2 million to $0.7 million in the three-month period ended March 31, 2017 mainly due to the results of Honaine.

Loss before income tax

As a result of the above factors, we reported a loss before income taxes amounting to $18.9 million for the three-month period ended March 31, 2017, compared with a loss before income tax of $26.2 million for the three-month period ended March 31, 2016.

Income tax

The effective tax rate for the periods presented has been established based on management's best estimates. In the three-month period ended March 31, 2017, Income tax amounted to a $4.5 million benefit, with a loss before income tax of $18.9 million. In the three-month period ended March 31, 2016, Income tax amounted to a $3.6 million benefit, with a loss before income tax of $26.2 million. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and the accounting treatment of tax losses in some jurisdictions.

Loss/(profit) attributable to non-controlling interests

Loss attributable to non-controlling interests amounted to $2.6 million in the three-month period ended March 31, 2017 while the profit attributable to non-controlling interests amounted to $3.4 million in the three-month period ended March 31, 2016.  The variance is mainly due to lower results in Kaxu, a project in which our partners hold 49% stake.

Loss attributable to the parent company

As a result of the above factors, loss attributable to Atlantica amounted to $11.8 million for the three-month period ended March 31, 2017, compared with a loss attributable to Atlantica of $26.0 million for the three-month period ended March 31, 2016.

Total comprehensive income/(loss) attributable to the Company

Total comprehensive income attributable to the Company increased to $8.6 million for the three-month period ended March 31, 2017 compared with a loss of $22.1 million for the three-month period ended March 31, 2016. The increase is largely attributable to the lower negative impact of the change in fair value of cash flow hedges in income recognized directly in equity. In the three-month period ended March 31, 2017, the change in fair value of cash-flow hedges represented a $8.2 million loss, driven by the increase in long-term forward interest rates underlying the valuation of the long-term swaps which hedge interest rate risk in some of our project financing agreements. In comparison, in the three-month period ended March 31, 2016, the change in fair value of cash-flow hedges represented a $84.8 million loss, due to a decrease in long-term forward interest rates in the period. This effect was partially offset by the lower positive impact of currency translation differences.  The currency translation income of $13.9 million in the three-month period ended March 31, 2017 was mainly driven by the appreciation of the Euro against the U.S. dollar in the period, although to a lesser extent if compared to a $58.2 million gain for the same period in 2016.  Cash flow hedges transferred to income statement for the three-month period ended March 31, 2017 amounted to $13.0 million comparable to the amount transferred to income statement for the three-month period ended March 31, 2016.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located:

•	North America;

•	South America; and

•	EMEA.

In addition, we have identified the following business sectors based on the type of activity:

•	Renewable Energy, which includes our activities related to the production of electricity from concentrating solar power and wind plants;

•	Conventional Power, which includes our activities related to the production of electricity and steam from natural gas;

•	Electric Transmission, which includes our activities related to the operation of electric transmission lines; and

•	Water, which includes our activities related to desalination plants.

As a result, we report our results in accordance with both criteria.

Revenue and Further Adjusted EBITDA by geography and business sector

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the three-month periods ended March 31, 2017 and 2016, by geographic region:

	Three-month period ended March 31,
Revenue by geography	2017		2016
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$61.0	30.8%	$65.2	31.6%
South America	28.5	14.4%	29.0	14.1%
EMEA	108.6	54.8%	112.2	54.3%
Total revenue	$198.1	100%	$206.4	100.0%

	Three-month period ended March 31,
Further Adjusted EBITDA by geography	2017		2016
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$54.8	89.8%	$51.2	78.5%
South America	33.8	118.3%	24.1	82.9%
EMEA	75.3	69.4%	77.2	68.9%
Total Further Adjusted EBITDA	$163.9	82.7%	$152.5	73.9%

	Volume sold
	Three-month period ended March 31,
Geography	2017	2016
North America (GWh) [1]	810	740
South America (miles in operation)	1,099	1,099
South America (GWh)	60	69
EMEA (GWh)	181	234
EMEA (capacity in Mft[3] per day )	10.5	10.5
1	Includes curtailment production in wind assets for which we receive compensation.

North America. Revenues decreased by 6.4% for the three-month period ended March 31, 2017, compared with the three-month period ended March 31, 2016. The decrease was primarily due to lower revenues in ACT. Although ACT continued to deliver robust levels of production, availability and cash generation, revenues in this asset decreased due to the lower revenues in the portion of the tariff related to the operation and maintenance services, driven by lower operation and maintenance costs in the three-month period ended March 31, 2017. This was partially offset by higher revenues in our solar assets in the United States, despite lower solar radiation levels. Further Adjusted EBITDA increased to $54.8 million for the three-month period ended March 31, 2017 compared with $51.2 million for the three-month period ended March 31, 2016.  The increase was mainly due to lower operation and maintenance costs at ACT, thus also driving the variance in Further Adjusted EBITDA margin.

South America. Revenue decreased by 1.7% to $28.5 million for the three-month period ended March 31, 2017, compared with $29.0 million for the three-month period ended March 31, 2016. The decrease was mostly attributable to the lower production of the wind assets. Further Adjusted EBITDA margin increased from 82.9% for the three-month period ended March 31, 2016 to 118.3% for the three-month period ended March 31, 2017. According to the agreement reached with Abengoa in the third quarter of 2016, Atlantica is acknowledged as the legal owner of the dividends retained from Abengoa prior to the ACBH agreement settlement. As a result, we have recorded $10.4 million of revenue in our financial statements the first quarter of 2017, in accordance with the accounting treatment given previously to the ACBH dividend, with no comparable amount recorded in the first quarter of 2016.

EMEA. Revenue decreased by 3.1%, from $112.2 million in the three-month period ended March 31, 2016 to $108.6 million in the three-month period ended March 31, 2017. The decrease is mainly due to currency translation difference, since on a constant currency basis, revenue for the three-month period ended March 31, 2017 would have been $111.9 million, representing a decrease of 0.2% compared to the first quarter of 2016. The decrease was also attributable to lower production in Kaxu after the plant experienced technical problems at the end of the fourth quarter of 2016. Required repairs are being carried out during the second quarter and we expect the insurance to cover the cost of repairs and loss of production after customary deductibles although this negotiation is still ongoing. As a result, Further Adjusted EBITDA decreased to $75.4 million for the three-month period ended March 31, 2017, compared with $77.2 million for the same period in 2016. This effect was largely offset by an increase of revenues in our solar assets in Spain, which continue to show robust performance.  Further Adjusted EBITDA margin remained stable due to the improved margins of the solar plants in Spain in the first quarter of 2017 compared to the same quarter in 2016.

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the three-month period ended March 31, 2017 and 2016 by business sector:

	Three-month period ended March 31,
Revenue by business sector	2017		2016
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$137.6	69.4%	$141.2	68.4%
Conventional power	29.8	15.0%	35.2	17.0%
Electric transmission lines	24.2	12.2%	23.5	11.4%
Water	6.5	3.3%	6.5	3.2%
Total revenue	$198.1	100,0%	$206.4	100.0%

	Three-month period ended March 31,
Further Adjusted EBITDA by business sector	2017		2016
	$ in Millions	% of revenue	$ in Millions	% of Revenue
Renewable energy	$102.6	74.5%	$102.1	72.4%
Conventional power	26.7	89.7%	27.1	77.0%
Electric transmission lines	30.5	126.0%	19.4	82.5%
Water	4.1	63.7%	3.9	59.8%
Total Further Adjusted EBITDA	$163.9	82.7%	$152.5	73.9%

	Volume sold
	Three-month period ended March 31,
Business Sectors	2017	2016
Renewable Energy (GWh) [1]	460	514
Conventional power (GWh) [2]	591	529
Electric transmission (miles in operation)	1,099	1,099
Water (capacity in Mft[3] per day)	10.5	10.5
1	Includes curtailment production in wind assets for which we receive compensation.
2	Conventional production and availability were impacted by a periodic scheduled major maintenance in February 2016.

Renewable energy. Revenue decreased by 2.5% to $137.7 million for the three-month period ended March 31, 2017, compared with $141.2 million for the three-month period ended March 31, 2016. The decrease is mainly due to currency translation difference, since on a constant currency basis, revenue for the three-month period ended March 31, 2017 would have been $140.1 million, representing a decrease of 0.7% compared to the first quarter of 2016.  The decrease was also attributable to lower production in Kaxu after the plant experienced technical problems at the end of the fourth quarter of 2016. Required repairs are being carried out during the second quarter and we expect insurance to cover the cost of repairs and loss of production after customary deductibles although this negotiation is still ongoing. In addition, revenue in our wind assets was lower, due to low wind resource. This was partially offset by the increased production in our solar assets in the US in spite of lower solar radiation and in solar assets in Spain. Further Adjusted EBITDA remained stable when compared to the three-month period ended March 31, 2016, mainly due stronger margins of the solar plants in Spain.

Conventional power. Revenue decreased by $5.4 million to $29.8 million for the three-month period ended March 31, 2017, compared with $35.2 million for the three-month period ended March 31, 2016 due to lower revenues in the portion of the revenue related to the operation and maintenance services, driven by lower operation and maintenance costs in the three-month period ended March 31, 2017. Operation and maintenance costs were lower in the three-month period ended March 31, 2017, since operation and maintenance costs are typically higher in the months prior to a major maintenance, which took place in the first quarter of 2016. As a result, Further Adjusted EBITDA margin increased from 77.0% in the three-month period ended March 31, 2015 compared with 89.7% in the three-month period ended March 31, 2017.

Electric transmission lines. Revenue increased by 3.0% to $24.2 million for the three-month period ended March 31, 2017, compared with $23.5 million for the three-month period ended March 31, 2016. The increase was mostly attributable to the higher revenues in ATS and ATN. Further Adjusted EBITDA margin increased from 82.5% in the three-month period ended March 31, 2016 to 126.0% in the three-month period ended March 31, 2017 primarily due to the ACBH dividend recorded in the first quarter of 2017. According to the agreement reached with Abengoa in the third quarter of 2016, Atlantica was acknowledged as the legal owner of the dividends retained from Abengoa prior to the ACBH agreement settlement. As a result, we have recorded $10.4 million in our financial statements in the first quarter of 2017, in accordance with the accounting treatment given previously to the ACBH dividend, with no comparable amount recorded in the first quarter of 2016.

Water. Revenue and Further Adjusted EBITDA in the three-month period ended March 31, 2017 remained in line with the same period of the previous year.

Liquidity and Capital Resources

The liquidity and capital resources discussion which follows contains certain estimates as of the date of this quarterly report of our sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates, while presented with numerical specificity, necessarily reflect numerous estimates and assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. These estimates reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business, economic, regulatory, financial and other developments. As such, these estimates constitute forward-looking information and are subject to risks and uncertainties that could cause our actual sources and uses of liquidity (including estimated future capital resources and capital expenditures) and financial and operating results to differ materially from the estimates made here, including, but not limited to, our performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this quarterly report. See "Cautionary Statements Regarding Forward-Looking Statements."

In addition, these estimates reflect assumptions of our management as of the time that they were prepared as to certain business decisions that were and are subject to change. These estimates also may be affected by our ability to achieve strategic goals, objectives and targets over the applicable periods. The estimates cannot, therefore, be considered a guarantee of future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results, and the information should not be relied on as such. None of us, or our board of directors, advisors, officers, directors or representatives intends to, and each of them disclaims any obligation to, update, revise, or correct these estimates, except as otherwise required by law, including if the estimates are or become inaccurate (even in the short-term).

The inclusion in this quarterly report of these estimates should not be deemed an admission or representation by us or our board of directors that such information is viewed by us or our board of directors as material information of ours. Such information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in this quarterly report. None of us, or our board of directors, advisors, officers, directors or representatives has made or makes any representation to any prospective investor or other person regarding our ultimate performance compared to the information contained in these estimates or that forecasted results will be achieved. In light of the foregoing factors and the uncertainties inherent in the information provided above, investors are cautioned not to place undue reliance on these estimates. Our liquidity plans are subject to a number of risks and uncertainties, some of which are outside of our control. Macroeconomic conditions could limit our ability to successfully execute our business plans and, therefore, adversely affect our liquidity plans. See "Item 3.D—Risk Factors" in our Annual Report.

 Our principal liquidity requirements are to service our debt, pay cash dividends to investors and acquire new companies and operations. The majority of our debt is project finance debt at the project level entities.  As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. In the fourth quarter of 2014, we issued the 2019 Notes and entered into tranche A of the Credit Facility, which we amended and restated on June 26, 2015 to add the Tranche B of the Credit Facility. In the first quarter of 2017, we signed a Note Issuance Facility, the proceeds of which were used to repay and cancel the Tranche B.  Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under "Item 3.D—Risk Factors" in our Annual Report and other factors may also significantly impact our liquidity.

Our principal liquidity and capital requirements consist of the following:

·	debt service requirements on our existing and future debt;

·	cash dividends to investors; and

·	acquisitions of new companies, operations and financial investments (see "Item 4.B—Business Overview—Our Growth Strategy" in our Annual Report).

Liquidity position

As of March 31, 2017, our cash and cash equivalents at the project company level were $487.4 million as compared with $472.6 million as of December 31, 2016. In addition, our cash and cash equivalents at the Atlantica Yield plc level were $102.0 million as of March 31, 2017 compared with $122.2 million as of December 31, 2016.

Acquisitions

·
On February 28, 2017, we completed the acquisition of a 12.5% interest in a 114-mile transmission line in the U.S. from Abengoa at cost. We expect our total investment to be up to $10 million in the coming three years, including the initial amount invested at cost.

 Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, given market conditions. Our financing agreements consist mainly of the project-level financings for our various assets, the 2019 Notes, the Credit Facility and the Note Issuance Facility.

On November 17, 2014, we issued the 2019 Notes in an aggregate principal amount of $255 million. The 2019 Notes accrue annual interest of 7.000% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019. As required by the indenture governing the 2019 Notes, we obtained a public credit rating for the 2019 Notes from each of S&P and Moody's.

On December 3, 2014, we entered into the Credit Facility in the total amount of up to $125 million. On December 22, 2014, we drew down $125 million under the Credit Facility, which we refer to as Tranche A. Loans under Tranche A of the Credit Facility accrue interest at a rate per annum equal to: (A) for eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75% Loans under Tranche A of the Credit Facility mature on December 22, 2018. Loans prepaid by us under Tranche A of the Credit Facility may be re-borrowed until their maturity date of December 2018. As of March 31, 2017, Tranche A of the Credit Facility was fully drawn.

On June 26, 2015, we amended and restated our Credit Facility for a new Tranche B for a total size of $290 million, with an original maturity in December 2017, which was fully repaid in March 2017.

On February 10, 2017, we signed a Note Issuance Facility, a senior secured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €275 million (approximately $293 million), with three series of notes. €92 million of Series 1 notes mature in 2022; €91.5 million of series 2 notes mature in 2023; and €91.5 million of series 3 notes mature in 2024. Interest on all three series is variable and we fully hedged the Note Issuance Facility with a swap to fix the interest rate for a total interest of 5.5%. The proceeds of the Note Issuance Facility were used for the repayment and cancellation of the Tranche B under our Credit Facility.

Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

We believe that our existing liquidity position and cash flows from operations will be sufficient to meet our requirements and commitments for the next 12 months and to distribute dividends to our investors. Based on our current level of operations, we believe our cash flow from operations and available cash will be adequate to meet our future liquidity needs for at least the next twelve months. Please see "Item 3.D—Risk Factors—Risks Related to Our Indebtedness—Potential future defaults by our subsidiaries, Abengoa or other persons could adversely affect us" in our Annual Report.

Cash dividends to investors

We intend to distribute a high portion of our cash available for distribution as dividend, after considering the cash available for distribution that we expect our projects will be able to generate, less reserves for the prudent conduct of our business (including for, among other things, dividend shortfalls as a result of fluctuations in our cash flows). We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time. The determination of the amount of cash dividends to be paid to holders of our shares will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

Our cash available for distribution is likely to fluctuate from quarter to quarter, in some cases significantly, as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules, among other factors. Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use retained cash flow from other quarters, as well as other sources of cash.

In February 2016, taking into consideration the uncertainties resulting from the situation of our sponsor, the board of directors decided to postpone the decision whether to declare a dividend in respect of the fourth quarter of 2015 until the second quarter of 2016. In May 2016, considering the uncertainties that remained in our sponsor's situation, our board of directors decided not to declare a dividend in respect of the fourth quarter of 2015 and to postpone the decision on whether to declare a dividend in respect of the first quarter 2016 until we had obtained greater clarity on cross default and change of ownership issues.

In August 2016, although we had made progress, we still had not secured waivers or forbearances for several significant projects. However, our board of directors decided on August 3, 2016 to declare a dividend of $0.145 per share for the first quarter of 2016 and a dividend of $0.145 per share for the second quarter of 2016. The dividend was paid on September 15, 2016 to shareholders of record August 31, 2016.  From that amount, we retained $12.2 million of the dividend attributable to Abengoa.

 On November 11, 2016, our board of directors, based on waivers or forbearances obtained to that date, decided to declare a dividend of $0.163 per share, which was paid on December 15, 2016 to shareholders of record on November 30, 2016. From that amount we retained $6.8 million of the dividend attributable to Abengoa.

On February 24, 2017, our board of directors approved a dividend of $0.25 per share which was paid on March 15, 2017 to the shareholders of record as of March 6, 2017. From that amount we retained $10.4 million of the dividend attributable to Abengoa.

On May 12, 2017 our board of directors approved a dividend of $0.25 per share which is expected to be paid on or about June 15, 2017 to the shareholder of record as of May 31, 2017.

In the third quarter of 2016, Abengoa acknowledged that it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and recognized Atlantica as the legal owner of $28.0 million of dividends retained from Abengoa in previous years and $10.4 million retained in the first quarter of 2017.  Upon completion of Abengoa's restructuring, we received corporate tradable bonds and equity of Abengoa and we waived, as agreed, our rights under the ACBH agreements, including our right to further retain the dividends payable to Abengoa.

Cash Flow

The following table sets forth consolidated cash flow data for the three-month periods ended March 31, 2017 and 2016:

Consolidated Cash Flow Statement

	Three-month period ended March 31,
	2017	2016
	($ in millions)
Gross cash flows from operating activities
Loss for the period	$(14.4)	$(22.6)
Financial expense and non-monetary adjustments	156.1	154.2
Profit for the period adjusted by financial expense and non-monetary adjustments	$141.7	$131.6
Variations in working capital	(28.7)	(19.5)
Net interest and income tax paid	(26.6)	$(27.6)

Total net cash provided by operating activities	$86.4	$84.5

Net cash used in investing activities	$(58.8)	$(39.7)

Net cash provided by/(used in) financing activities	$(36.2)	$0.6

Net increase/(decrease) in cash and cash equivalents	(8.6)	45.4
Cash and cash equivalents at the beginning of the period	594.8	514.7
Translation differences in cash or cash equivalents	3.2	14.7
Cash and cash equivalents at the end of the period	$589.4	$574.8

Net cash from operating activities

Net cash provided by operating activities in the three-month period ended March 31, 2017 was $86.4 million compared with $84.5 million net cash provided for operating activities in the three-month period ended March 31, 2016. During the three-month period ended March 31, 2017, profit adjusted by financial expense and non-monetary items was $141.7 million compared to $131.6 million in the three-month period ended March 31, 2016. The increase was mainly due to lower loss for the period.

Variations in working capital had a negative impact of $28.7 million in the three-month period ended March 31, 2017, compared to $19.5 negative impact in the first quarter of 2016, which is mainly driven by slightly higher operating and tax payments.  Net interest and income taxes paid remained stable, decreasing from $27.6 million in the three-month period ended March 31, 2016 to $26.6 million in the three-month period ended March 31, 2017.

Net cash used in investing activities

For the three-month period ended March 31, 2017, net cash used in investing activities amounted to $58.8 million and corresponded mainly to payments for acquisitions amounting to $43.6 million of investment in New Money 1 Tradable Notes as discussed in the section "Overview". In the three-month period ended March 31, 2016, net cash used in investing activities was $39.7 million and was mainly related to the change in restricted reserve accounts classified as financial investments.

Net cash provided by/ (used in) financing activities

Net cash used in financing activities in the three-month period ended March 31, 2017 amounted to $36.2 million and corresponds principally to the net proceeds of $284.7 million of drawdown on the Note Issuance Facility, $290.5 million of the Tranche B principal repayment, $15.7 million of the scheduled repayments of principal of our project financing agreements and $14.7 million of dividends paid to shareholders and non-controlling interest. For the three-month period ended March 31, 2016, net cash provided by financing activities was $0.6 million and mainly consists of the proceeds of the refinancing in ATN2 amounting to $14.9 million largely offset by the scheduled repayment of principal of our project financing agreements for a total amount of $14.3 million.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Our activities are undertaken through our segments and are exposed to market risk, credit risk and liquidity risk. Risk is managed by our Risk Management and Finance Department in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, interest rate risk, credit risk, liquidity risk, use of hedging instruments and derivatives and the investment of excess cash.

Market risk

We are exposed to market risk, such as movement in foreign exchange rates and interest rates. All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use a series of swaps and options on interest rates. None of the derivative contracts signed has an unlimited loss exposure.

 Foreign exchange rate risk

The main cash flows from our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is always denominated in the same currency in which the contract with the client is signed, a natural hedge exists for our main operations.

Currently our portfolio includes 782 MW of installed capacity in solar plants in Spain for which the functional currency is the Euro. On May 12, 2015, we entered into a Currency Swap Agreement with Abengoa which provides for a fixed exchange rate for the cash available for distribution from our Spanish assets. The distributions from the Spanish assets are paid in Euros and the Currency Swap Agreement provides for a fixed exchange rate at which Euros will be converted into U.S. dollars. Any amounts to be paid to us by Abengoa as a result of the Currency Swap Agreement are based on an amount in relation to the dividends received by Abengoa as a shareholder of us. The Currency Swap Agreement with Abengoa will terminate in the event of Abengoa's sale of its stake in our shares. To further mitigate the foreign exchange risk related to the distributions from our Spanish assets, we have issued Euro-denominated debt at the beginning of 2017. Its Euro-denominated interest payments in addition to the Euro-denominated general and administrative expenses create a natural hedge for a portion of the distributions from Spanish assets. To mitigate the foreign exchange risk for the remaining portion of these distributions for the year 2017, we signed currency options with a leading international financial institution and fixed a minimum Euro-U.S. dollar exchange rates.

 Interest rate risk

Interest rate risks arise mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing considering hedges). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged as of December 31, 2016, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

•	project debt in U.S. dollars: between 75% and 100% of the notional amount, maturities until 2043 and average guaranteed interest rates of between 2.52% and 6.88%.

•	project debt in Euro: between 75% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 3.20% and 4.87%.

In connection with our interest rate derivative positions, the most significant impact on our consolidated financial statements are derived from the changes in EURIBOR or LIBOR, which represents the reference interest rate for the majority of our debt.

In relation to our interest rate swaps positions, an increase in EURIBOR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated income statement. Conversely, a decrease in EURIBOR or LIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expense up to our contracted fixed interest rate, thus likely resulting in a neutral effect.

In relation to our interest rate options positions, an increase in EURIBOR or LIBOR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate, whereas a decrease of EURIBOR or LIBOR below the strike price would result in lower interest expenses.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

In the event that EURIBOR and LIBOR had risen by 25 basis points as of March 31, 2017, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $2.0 million and an increase in hedging reserves of $40.6 million. The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

We consider that we have limited credit risk with clients as revenues are derived from power purchase agreements and other revenue contracted agreements with electric utilities and state-owned entities.

Liquidity risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through non-recourse debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis.

The repayment profile of each project is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly.

Item 4.	Controls and Procedures

Not applicable.

PART II.	OTHER INFORMATION

Item 1.	Legal Proceedings

On October 17, 2016, ACT received a request for arbitration from the International Court of Arbitration of the International Chamber of Commerce presented by Pemex. Pemex is requesting compensation for damages caused by a fire that occurred in their facilities during the construction of the ACT cogeneration plant in December 2012, for a total amount of approximately $20 million. In the event that the arbitration results in a negative outcome, we expect these damages to be covered by the existing insurance policy. As a result, we do not expect this proceeding to have a material adverse effect on our financial position, cash flows or results of operations.

A number of Abengoa's subcontractors and insurance companies that issued bonds covering such contracts in the United States have included our subsidiaries as co-defendants in claims against Abengoa. Until now our subsidiaries have been excluded in early stages of the process. Currently the most significant of such claims is related to Arb Inc. and two insurance companies that issued bonds with a total potential claim of approximately $33 million. We do not expect this proceeding to have a material adverse effect on our financial position, cash flows or results of operations.

We are not a party to any other legal proceeding other than legal proceedings arising in the ordinary course of our business. We are party to various administrative and regulatory proceedings that have arisen in the ordinary course of business. While we do not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations, because of the nature of these proceedings we are not able to predict their ultimate outcomes, some of which may be unfavorable to us.

Item 1A.	Risk Factors

There have been no material changes to the risk factors included in our Annual Report.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

None.

Use of proceeds from the Sale of Registered Securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

Not Applicable.

Item 6.	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: May 16, 2017	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer